U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b)
OR 12(g) OF THE SECURITIES ACT OF 1934

Tennessee Commerce Bancorp, Inc.
(Name of Registrant in its charter)

Tennessee	62-1815881
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

381 Mallory Station Road, Suite 207, Franklin, Tennessee	37067
(Address of Principal Executive Offices)	(Zip Code)

Issuer’s telephone number, including area code:	(615) 599-2274

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Common stock, $0.50 Par Value Per Share
(Title of class)

ITEM 1.   BUSINESS

General

Tennessee Commerce Bancorp, Inc. (the “Corporation”) is a one-bank holding company formed as a Tennessee corporation to own the shares of Tennessee Commerce Bank (the “Bank”). The Corporation was incorporated on March 22, 2000, for the purpose of acquiring 100% of the shares of the Bank by means of a share exchange, and becoming a registered bank holding company under the Federal Reserve Act. The share exchange was completed on May 31, 2000. The activities of the Corporation are subject to the supervision of the Board of Governors of the Federal Reserve System (“Federal Reserve Board”). The offices of the Corporation are the same as the principal office of the Bank. On March 29, 2005, the Corporation formed a wholly owned subsidiary, Tennessee Commerce Bank Statutory Trust I, (the “Trust I”). The Bank and the Trust I are the only subsidiaries of the Corporation. At this time, the Corporation has no plans to conduct any business apart from the activities of the Bank. The Bank commenced operations as a Tennessee state chartered bank on January 14, 2000, and is headquartered in Franklin, Tennessee. The Bank’s deposit accounts are insured by the FDIC, up to the maximum applicable limits thereof. The Bank is not a member of the Federal Reserve System.

The Bank offers a full range of competitive retail and commercial banking services. The deposit services offered include various types of checking accounts, savings accounts, money market investment accounts, certificates of deposits, and retirement accounts. Lending services include consumer installment loans, various types of mortgage loans, personal lines of credit, home equity loans, credit cards, real estate construction loans, commercial loans to small and medium size businesses and professionals, and letters of credit. The Bank issues VISA credit cards and is a merchant depository for cardholder drafts under VISA credit cards. The Bank also offers check cards and debit cards. The Bank offers its customers courier services, access to third-party automated teller machines (“ATMs”), and state of the art electronic banking. The Bank has trust powers but does not have a trust department.

The Bank is subject to the regulatory authority of the Department of Financial Institutions of the State of Tennessee (“TDFI”) and the Federal Deposit Insurance Corporation (“FDIC”).

The Bank’s principal executive offices are located at 381 Mallory Station Road, Suite 207, Franklin, Tennessee 37067, and its telephone number is (615) 599-2274.

The Bank is a full service financial institution located in Franklin, Tennessee, fifteen miles south of Nashville. Franklin is in Williamson County, one of the most affluent and rapidly growing counties in the nation and the Bank conducts business from a single location in the Cool Springs commercial area of Franklin. The Bank had Total Assets at December 31, 2004 of $246 million. Although the Bank offers a full range of banking services and products, it operates with a focused “Business Bank” strategy. The “Business Bank” strategy emphasizes banking services for small to medium sized businesses, entrepreneurs, and professionals. The Bank competes by combining the personal service and appeal of a community bank institution with the sophistication and flexibility of a larger bank. This strategy distinguishes the Bank from its competitors in efforts to attract loans and deposits of local businesses.

The Bank does not compete based on the traditional definition of “convenience” and has no plans to develop a branch bank network. Business is conducted from a single office with no teller line, drive-through window or extended banking hours. The Bank competes by providing responsive and personalized service to meet customer needs. Convenience is created by technology and by a free courier service which transports deposits directly from the business location to the bank. The Bank provides free electronic banking and cash management tools and on-site training for business customers. The Bank competes for consumer business by providing superior products, attractive deposit rates, free Internet Banking services, and access to a third party regional ATM network. The Bank targets service, manufacturing, and professional customers and avoids retail businesses with high transaction volume.

The Business Bank strategy is evident in differences in the financial statements of the Bank and more traditional financial institutions.  The Business Bank model creates a high degree of leverage. By avoiding the investment and maintenance costs of a typical branch network, the Bank is able to maintain Earning Assets at a higher level than peer institutions. Management targets a minimum Earning Asset Ratio of 97% compared to the average of 90 to 92% for all FDIC insured banks. Assets of the Bank are centered in the loan portfolio which consists primarily of commercial and industrial loans. Management targets a loan mix of 60% commercial loans and 40% real estate. At December 31, 2004 the composition of the $216,167,000 loan portfolio was 64.68% commercial, 33.52% secured by real estate (both commercial and consumer), and 1.80% in consumer and credit card loans.

All of the real estate secured lending and 55% of commercial lending is developed in the Middle Tennessee marketplace. The Bank has also developed an expertise in financing transactions originating in the Equipment Lease and Financing Industry. Through an established network of broker-partners, the Bank has opportunities to finance transactions for national middle-market and investment grade companies. This type of financing represents approximately 10% of the $139 million commercial loan portfolio. A second network of brokers—located in Tennessee, Alabama, Georgia, and Michigan—partner with the Bank in a “Small Ticket Lease” program for smaller transactions. Management has installed a standardized credit approval process which delivers quick responsive service. These transactions provide geographic and collateral diversity for the portfolio and represent up to 30% of the commercial loan portfolio. The Bank earns excellent yields and has no servicing expense or residual risk in any transaction originated by a lease broker.

The Business Bank model is highly efficient. The Bank targets the non-retail sector of the commercial market which is characterized by lower levels of transactions and processing costs. The commercial customer mix and the strategic outsourcing of non-customer functions, such as data processing, allow the Bank to operate with a smaller, more highly trained staff. Management targets an average asset per employee ratio of $6 million compared to the average of less than $2.5 million in assets per employee for Tennessee state chartered banks. The Bank also promotes the use of technology, both internally and externally, to maximize the efficiency of operations. Management targets an operating efficiency ratio (total operating expense divided by total revenue) of 40% to 45%

Market Area and Competition

All phases of the Bank’s business are highly competitive. The Bank is subject to intense competition from various financial institutions and other companies or firms that offer financial services. The Bank competes for deposits with other commercial banks, savings and loan associations, credit unions and issuers of commercial paper and other securities, such as money-market and mutual funds. In making loans, the Bank is expected to compete with other commercial banks, savings and loan associations, consumer finance companies, credit unions, leasing companies, and other lenders.

The Bank’s primary market area is Davidson County and Williamson County, Tennessee. In Davidson County as of June 30, 2004, there were 21 banks and no savings and loan institutions, with at least 159 offices actively engaged in banking activities, including 9 major state-wide financial institutions. Total deposits held by banks in Davidson County as of June 30, 2004, were approximately $11.8 billion. In Williamson County as of June 30, 2004, there were 17 banks and 2 savings and loan institutions, with at least 55 offices actively engaged in banking activities, including 10 major state-wide financial institutions. Total deposits held by banks and savings and loan associations in Williamson County as of June 30, 2004, were approximately $2.8 billion. In addition, there are numerous credit unions, finance companies, and other financial services providers.

Demographic information published by Williamson Works, Inc., a privately funded group affiliated with the Williamson County Office of Economic Development, shows a total population of 145,703 for Williamson County in 2004. That is a 15.05% increase from 126,638 in 2000. In 2004, the median age was 37.4. In 2004, there were 55,065 households in the county up from 44,725 in 2000, averaging 2.63 persons per household. In 2004, the median household income was $74,957, while the average household income was $98,941. The racial makeup of the county was 91.41% white, 5.31% black, 3.28% other. In 2004, there were 69,309 employees employed at 6,222 establishments. Of the people over the age of 16 in the labor force in the county, 97.32% were employed, 2.62% were unemployed and .06% were in the armed forces. The most recent demographic in 2000, shows that white-collar occupations made up 73.94% of the population in the county, while blue collar occupations made up 26.06%.

Employees

At March 31, 2005, the Bank employed 35 persons on a full-time basis  The Bank’s employees are not represented by any union or other collective bargaining agreement and the Bank believes its employee relations are satisfactory.

Supervision and Regulation

Bank Holding Company Regulation

The Corporation is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “Holding Company Act”), and is registered with the Federal Reserve Board. Its banking subsidiaries are subject to restrictions under federal law which limit the transfer of funds by the subsidiary banks to their respective holding companies and nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments, or asset purchases. Such transfers by any subsidiary bank to its holding company or any non-banking subsidiary are limited in amount to 10% of the subsidiary bank’s capital and surplus and, with respect to the Corporation and all such nonbanking subsidiaries, to an aggregate of 20% of such bank’s capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts. The Holding Company Act also prohibits, subject to certain exceptions, a bank holding company from engaging in or acquiring direct or indirect control of more than 5% of the voting stock of any company engaged in non banking activities. An exception to this prohibition is for activities expressly found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto or financial in nature.

As a bank holding company, the Corporation is required to file with the Federal Reserve Board semi-annual reports and such additional information as the Federal Reserve Board may require. The Federal Reserve Board also makes examinations of the Corporation.

According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Furthermore, in the event of a loss suffered or anticipated by the FDIC—either as a result of default of a banking or thrift subsidiary of the Corporation or related to FDIC assistance provided to a subsidiary in danger of default—the other banking subsidiaries of the Corporation may be assessed for the FDIC’s loss, subject to certain exceptions.

Various federal and state statutory provisions limit the amount of dividends the subsidiary banks can pay to their holding companies without regulatory approval. The payment of dividends by any bank also may be affected by other factors, such as the maintenance of adequate capital for such subsidiary bank. In addition to the foregoing restrictions, the Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board’s view that a bank holding company experiencing earnings weaknesses should not pay cash dividends that exceed its net income or that could only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing. Furthermore, the TDFI also has authority to prohibit the payment of dividends by a Tennessee bank when it determines such payment to be an unsafe and unsound banking practice.

A bank holding company and its subsidiaries are also prohibited from acquiring any voting shares of, or interest in, any banks located outside of the state in which the operations of the bank holding company’s subsidiaries are located, unless the acquisition is specifically authorized by the statutes of the state in which the target is located. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit or provision of any property or service. Thus, an affiliate of a bank holding company may not extend credit, lease or sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer must obtain or provide some additional credit, property or services from or to its bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended.

In approving acquisitions by bank holding companies of banks and companies engaged in the banking-related activities described above, the Federal Reserve Board considers a number of factors, including the expected benefits to the public such as greater convenience, increased competition, or gains in efficiency, as weighed against the risks of possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. The Federal Reserve Board is also empowered to differentiate between new activities and activities commenced through the acquisition of a going concern.

The Attorney General of the United States may, within 30 days after approval by the Federal Reserve Board of an acquisition, bring an action challenging such acquisition under the federal antitrust laws, in which case the effectiveness of such approval is stayed pending a final ruling by the courts. Failure of the Attorney General to challenge an acquisition does not, however, exempt the holding company from complying with both state and federal antitrust laws after the acquisition is consummated or immunize the acquisition from future challenge under the anti-monopolization provisions of the Sherman Act.

Capital Guidelines

The Federal Reserve Board has risk based capital guidelines for bank holding companies and member banks. Under the guidelines, the minimum ratio of capital to risk weighted assets (including certain off balance sheet items, such as standby letters of credit) is 8%. To be considered a “well capitalized” bank or bank holding company under the guidelines, a bank or bank holding company must have a total risk based capital ratio in excess of 10%. At December 31, 2004, on a pro forma basis, the Corporation would have been sufficiently capitalized to be considered “well capitalized.”

At least half of the total capital is to be comprised of common equity, retained earnings, and a limited amount of perpetual preferred stock, after subtracting goodwill and certain other adjustments (“Tier I capital”). The remainder may consist of perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock not qualifying for Tier I capital, and a limited amount of loan loss reserves (“Tier II capital”). The Bank is subject to similar capital requirements adopted by the FDIC. In addition, the Federal Reserve Board, and the FDIC have adopted a minimum leverage ratio (Tier I capital to total assets) of 3%. Generally, banking organizations are expected to operate well above the minimum required capital level of 3% unless they meet certain specified criteria, including that they have the highest regulatory ratings. Most banking organizations are required to maintain a leverage ratio of 3%, plus an additional cushion of at least 1% to 2%. Most community banks are encouraged to maintain a leverage ratio of 6.5% to 7.0%; the Bank’s leverage ratio at December 31, 2004, was 9.73%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance upon intangible assets.

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”), failure to meet the capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC.

Sarbanes-Oxley Act of 2002

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. This legislation represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered, or that file reports under, the Securities Exchange Act of 1934. In particular, the act establishes (i) new requirements for audit committees, including independence, expertise and responsibilities; (ii) additional responsibilities regarding financial statements for the chief executive officer and chief financial officer of the reporting company and new requirements for them to certify the accuracy of periodic reports; (iii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the reporting company and its directors and executive officers, including an accelerated time frame for reporting of insider transactions; and (v) new and increased civil and criminal penalties for violations of the federal securities laws. The legislation also established a new accounting oversight board to enforce auditing standards and restrict the scope of services that accounting firms may provide to their public company audit clients.

Because the Corporation’s common stock will be registered with the SEC, it will become subject to the requirements of this legislation. At the present time, and subject to the final rules and regulations to be adopted and issued by the SEC, management anticipates that the Corporation will incur additional expense as a result of the act but does not expect that the Corporation’s compliance will have a material impact on its business. To the extent that the Corporation has already implemented the requirements of this legislation and the related regulations, compliance has been accomplished with existing Corporation personnel.

The Corporation will file periodic reports with the SEC. The public may read and copy any materials the Corporation files with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding the Corporation that the Corporation files electronically with the SEC. This information may be found at www.sec.gov. The Corporation does not have a website, however, the Corporation will provide copies of all periodic reports filed with the SEC free of charge upon request.

Tennessee Banking Act; Federal Deposit Insurance Act

The Bank is a Tennessee state-chartered bank and is subject to the regulations of and supervision by the FDIC as well as the TDFI, Tennessee’s state banking authority. The Bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress, in the Tennessee legislature and before various bank regulatory and other professional agencies. The likelihood of any major legislative changes and the impact such changes might have on the Bank are impossible to predict.

General

The Bank, as a Tennessee state chartered bank, is subject to primary supervision, periodic examination and regulation by the Commissioner of the TDFI (“Commissioner”) and the FDIC. If, as a result of an examination of a bank, the FDIC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the Bank’s operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, various remedies are available to the FDIC. Such remedies include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the Bank, to assess civil monetary penalties, to remove officers and directors and ultimately to terminate a Bank’s deposit insurance. The Commissioner has many of the same remedial powers, including the power to take possession of a bank whose capital becomes impaired. As of March 31, 2005, the Bank is not the subject of any such action by the FDIC or the Commissioner.

The deposits of the Bank are insured by the FDIC in the manner and to the extent provided by law. For this protection, the Bank pays a semiannual statutory assessment. Although the Bank is not a member of the Federal Reserve System, it is nevertheless subject to certain regulations of the Federal Reserve Board.

Various requirements and restrictions under the laws of the State of Tennessee and the United States affect the operations of the Bank. State and federal statutes and regulations relate to many aspects of the Bank’s operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices and capital requirements. Further, the Bank is required to maintain certain levels of capital.

Tennessee law contains limitations on the interest rates that may be charged on various types of loans and restrictions on the nature and amount of loans that may be granted and on the types of investments which may be made. The operations of banks are also affected by various consumer laws and regulations, including those relating to equal credit opportunity and regulation of consumer lending practices. All Tennessee banks must become and remain insured banks under the FDIA. (See 12 U.S.C. §1811, et seq.).

Payment of Dividends

The Bank is subject to the Tennessee Banking Act, which limits a bank’s ability to pay dividends. The payment of dividends by any bank is dependent upon its earnings and financial condition and subject to the statutory power of certain federal and state regulatory agencies to act to prevent what they deem unsafe or unsound banking practices. The payment of dividends could, depending upon the financial condition of the Bank, be deemed to constitute such an unsafe or unsound banking practice. Under Tennessee law, the board of directors of a state bank may not declare dividends in any calendar year that exceeds the total of its retained net income of the preceding two (2) years without the prior approval of the TDFI. The FDIA prohibits a state bank, the deposits of which are insured by the FDIC, from paying dividends if it is in default in the payment of any assessments due the FDIC. The Bank is also subject to the minimum capital requirements of the FDIC which impact the Bank’s ability to pay dividends. If the Bank fails to meet these standards, it may not be able to pay dividends or to accept additional deposits because of regulatory requirements.

If, in the opinion of the applicable federal bank regulatory authority, a depository institution is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be such an unsafe and unsound banking practice. Moreover, the Federal Reserve Board, the Comptroller of the Currency and the FDIC have issued policy statements which provide that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

The payment of dividends by the Bank may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

FIRREA

Congress enacted the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) on August 9, 1989. FIRREA provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonable expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC insured depository institution in danger of default. FIRREA provides that certain types of persons affiliated with financial institutions can be fined by the federal regulatory agency having jurisdiction over a depository institution with federal deposit insurance (such as the Bank) up to $1 million per day for each violation of certain regulations related (primarily) to lending to and transactions with executive officers, directors, principal shareholders and the interests of these individuals. Other violations may result in civil money penalties of $5,000 to $30,000 per day or in criminal fines and penalties. In addition, the FDIC has been granted enhanced authority to withdraw or to suspend deposit insurance in certain cases.

FDICIA

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) which was enacted on December 19, 1991, substantially revised the depository institution regulatory and funding provisions of the FDIA and made revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take “prompt corrective action” in respect of FDIC-insured depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.”  Under applicable regulations, a FDIC-insured depository institution is defined to be well capitalized if it maintains a Leverage Ratio of at least 5%, a risk adjusted Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and is not subject to a directive, order or written agreement to meet and maintain specific capital levels. An insured depository institution is defined to be adequately capitalized if it meets all of its minimum capital requirements as described above. In addition, an insured depository institution will be considered undercapitalized if it fails to meet any minimum required measure, significantly undercapitalized if it is significantly below such measure and critically undercapitalized if it fails to maintain a level of tangible equity equal to not less than 2% of total assets. An insured depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

The capital-based prompt corrective action provision of FDICIA and their implementing regulations apply to FDIC-insured depository institutions and are not directly applicable to holding companies which control such institutions. However, the Federal Reserve Board has indicated that, in regulating bank holding companies, it will take appropriate action at the holding company level based on an assessment of the effectiveness of supervisory actions imposed upon subsidiary depository institutions pursuant to such provisions and regulations.

FDICIA generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution’s holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution’s assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator generally within 90 days of the date on which they became critically undercapitalized.

The Bank believes that at December 31, 2004, the Bank was well capitalized under the criteria discussed above.

FDICIA contains numerous other provisions, including accounting, audit and reporting requirements, termination of the “too big to fail” doctrine except in special cases, limitations on the FDIC’s payment of deposits at foreign branches, new regulatory standards in such areas as asset quality, earnings and compensation and revised regulatory standards for, among other things, powers of state banks, real estate lending and capital adequacy. FDICIA also requires that a depository institution provide 90 days prior notice of the closing of any branches.

Various other legislation, including proposals to revise the bank regulatory system and to limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. The TDFI and FDIC will examine the Bank periodically for compliance with various regulatory requirements. Such examinations, however, are for the protection of the Bank Insurance Fund (“BIF”) and for depositors, and not for the protection of investors and shareholders.

Interstate Act

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Interstate Act”), which was enacted on September 29, 1994, among other things and subject to certain conditions and exceptions, permits on an interstate basis (i) bank holding company acquisitions commencing one year after enactment of banks of a minimum age of up to five years as established by state law in any state, (ii) mergers of national and state banks after May 31, 1997 unless the home state of either bank has opted out of the interstate bank merger provision, (iii) branching de novo by national and state banks if the host state has opted-in to this provision of the Interstate Act, and (iv) certain bank agency activities after one year after enactment. The Interstate Act contains a 30% intrastate deposit cap, except for the initial acquisition in the state, restriction that applies to certain interstate acquisitions unless a different intrastate cap has been adopted by the applicable state pursuant to the provisions of the Interstate Act and a 10% national deposit cap restriction. Tennessee has opted-in to the Interstate Act. Management cannot predict the extent to which the business of the Bank may be affected. Tennessee has also adopted legislation allowing banks to acquire branches across state lines subject to certain conditions, including the availability of similar legislation in the other state.

Brokered Deposits and Pass-Through Insurance

The FDIC has adopted regulations under FDICIA governing the receipt of brokered deposits and pass-through insurance. Under the regulations, a bank cannot accept or rollover or renew brokered deposits unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDIC. A bank that cannot receive brokered deposits also cannot offer “pass-through” insurance on certain employee benefit accounts. Whether or not it has obtained such a waiver, an adequately capitalized bank may not pay an interest rate on any deposits in excess of 75 basis points over certain index prevailing market rates specified by regulation. There are no such restrictions on a bank that is well capitalized. Because it believes that the Bank was well capitalized as of December 31, 2004, the Bank believes the brokered deposits regulation will have no material effect on the funding or liquidity of the Bank.

FDIC Insurance Premiums

The Bank is required to pay semiannual FDIC deposit insurance assessments. As required by FDICIA, the FDIC adopted a risk-based premium schedule which increased the assessment rates for most FDIC-insured depository institutions. Under the schedule, the premiums initially range from $.00 to $.27 for every $100 of deposits. Each financial institution is assigned to one of three capital groups—well capitalized, adequately capitalized or undercapitalized—and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution’s primary federal and, if applicable, state supervisors and other information relevant to the institution’s financial condition and the risk posed to the applicable FDIC deposit insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. Recently the FDIC has passed a resolution to lower premiums.

Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a federal bank regulatory agency.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Act adopted in November 1999 has been referred to as the most important banking bill in over 60 years. The most significant provisions ratify new powers for banks and bank holding companies, especially in the areas of securities and insurance. The Act also includes requirements regarding the privacy and protection of customer information held by financial institutions, as well as many other providers of financial services. There are provisions providing for functional regulation of the various services provided by institutions among different regulators. There are other provisions which limit the future expansion of unitary thrift holding companies which now prevent companies like Wal-Mart from owning a thrift institution. Finally, among many other sections of the Act, there is some relief for small banks from the regulatory burden of the Community Reinvestment Act. The regulatory agencies have been adopting many new regulations to implement the Act.

USA Patriot Act

On October 26, 2001, the President signed the USA PATRIOT Act of 2001 into law. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the “IMLAFA”). The IMLAFA substantially broadens existing anti-money laundering legislation and the extraterritorial jurisdiction of the United States, imposes new compliance and due diligence obligations, creates new crimes and penalties, compels the production of documents located both inside and outside the United States, including those of foreign institutions that have a correspondent relationship in the United States, and clarifies the safe harbor from civil liability to customers. The U.S. Treasury Department has issued a number of regulations implementing the USA PATRIOT Act that apply certain of its requirements to financial institutions such as our banking and broker-dealer subsidiaries. The regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. The Treasury Department is expected to issue a number of additional regulations which will further clarify the USA PATRIOT Act’s requirements.

The IMLAFA requires all “financial institutions,” as defined, to establish anti-money laundering compliance and due diligence programs no later than April 2003. Such programs must include, among other things, adequate policies, the designation of a compliance officer, employee training programs, and an independent audit function to review and test the program. The Bank has established anti-money laundering compliance and due diligence programs to comply with IMLAFA.

Capital Requirements

The federal regulatory agencies use capital adequacy guidelines in their examination and regulation of banks. If the capital falls below the minimum levels established by these guidelines, the Bank may (1) be denied approval to acquire or establish additional banks or non-bank businesses or to open facilities, or (2) be subject to other regulatory restrictions or actions.

Banking organizations historically were required to maintain a minimum ratio of primary capital to total assets of 5.5%, and a minimum ratio of total capital to total assets of 6.0%. The primary and total capital ratio requirements have been replaced by the adoption of risk-based and leverage capital requirements.

Risk-Based Capital Requirements.   The FDIC adopted risk-based capital guidelines for banks and bank holding companies effective after December 31, 1990. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The ratios are minimums. The guidelines require all federally regulated banks to maintain a minimum risk-based total capital ratio of 8%, of which at least 4% must be Tier I capital (see the description of Tier I capital and Tier II capital below).

A banking organization’s qualifying total capital consists of two components:  Tier I capital (core capital) and Tier II capital (supplementary capital). Tier I capital is an amount equal to the sum of:  (i) common shareholders’ equity (including adjustments for any surplus or deficit); (ii) non-cumulative perpetual preferred stock; and (iii) the company’s minority interests in the equity accounts of consolidated subsidiaries. Intangible assets generally must be deducted from Tier I capital, subject to limited exceptions for goodwill arising from certain supervisory acquisitions. Other intangible assets may be included in an amount up to 25% of Tier I capital, provided that the asset meets each of the following criteria:  (i) the asset must be able to be separated and sold apart from the banking organization or the bulk of its assets; (ii) the market value of the asset must be established on an annual basis through an identifiable stream of cash flows and there must be a high degree of certainty that the asset will hold this market value notwithstanding the future prospects of the banking organization; and (iii) the banking organization must demonstrate that a liquid market exists for the asset. Intangible assets in excess of 25% of Tier I capital generally are deducted from a banking organization’s regulatory capital. At least 50% of the banking organization’s total regulatory capital must consist of Tier I capital.

Tier II capital is an amount equal to the sum of (i) the allowance for possible credit losses in an amount up to 1.25% of risk-weighted assets; (ii) cumulative perpetual preferred stock with an original maturity of 20 years or more and related surplus; (iii) hybrid capital instruments (instruments with characteristics of both debt and equity), perpetual debt and mandatory convertible debt securities; and (iv) in an amount up to 50% of Tier I capital, eligible term subordinated debt and intermediate-term preferred stock with an original maturity of five years or more, including related surplus. The inclusion of the foregoing elements of Tier II capital are subject to certain requirements and limitations of the FDIC.

Investments in unconsolidated banking and finance subsidiaries, investments in securities subsidiaries and reciprocal holdings of capital instruments must be deducted from capital. The federal banking regulators may require other deductions on a case-by-case basis.

Under the risk-weighted capital guidelines, balance sheets assets and certain off-balance sheet items, such as standby letters of credit, are assigned to one of four risk weight categories (0%, 20%, 50%, or 100%) according to the nature of the asset and its collateral or the identity of any obligor or guarantor. For example, cash is assigned to the 0% risk category, while loans secured by one-to-four family residences are assigned to the 50% risk category. The aggregate amount of such asset and off-balance sheet items in each risk category is adjusted by the risk weight assigned to that category to determine weighted values, which are added together to determine the total risk-weighted assets for the banking organization. Accordingly, an asset, such as a commercial loan, which is assigned to a 100% risk category is included in risk-weighted assets at its nominal face value, whereas a loan secured by a single-family home mortgage is included at only 50% of its nominal face value. The application ratios are equal to capital, as determined, divided by risk-weighted assets, as determined.

Leverage Capital Requirements.   The FDIC has a regulation requiring certain banking organizations to maintain additional capital of 1% to 2% above a 3% minimum Tier I Leverage Capital Ratio (Tier I capital, less intangible assets, to total assets). In order for an institution to operate at or near the minimum Tier I leverage capital requirement of 3%, the FDIC expects that such institution would have well-diversified risk, no undue rate risk exposure, excellent asset quality, high liquidity and good earnings. In general, the Bank would have to be considered a strong banking organization, rated in the highest category under the bank rating system and have no significant plans for expansion. Higher Tier I leverage capital ratios of up to 5% will generally be required if all of the above characteristics are not exhibited, or if the institution is undertaking expansion, seeking to engage in new activities, or otherwise faces unusual or abnormal risks.

The FDIC rule provides that institutions not in compliance with the regulation are expected to be operating in compliance with a capital plan or agreement with the regulator. If they do not do so, they are deemed to be engaging in an unsafe and unsound practice and may be subject to enforcement action. In addition, failure by an institution to maintain capital of at least 2% of assets constitutes an unsafe and unsound practice and may subject the institution to enforcement action. An institution’s failure to maintain capital of at least 2% of assets constitutes an unsafe and unsound condition justifying termination of FDIC insurance.

Depositor Preference

The Omnibus Budget Reconciliation Act of 1993 provides that deposits and certain claims for administrative expenses and employee compensation against an insured depositary institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the “liquidation or other resolution” of such an institution by any receiver.

Effect of Governmental Policies

The Bank is affected by the policies of regulatory authorities, including the Federal Reserve System. An important function of the Federal Reserve System is to regulate the national money supply. Among the instruments of monetary policy used by the Federal Reserve are: purchases and sales of U.S. Government securities in the marketplace; changes in the discount rate, which is the rate any depository institution must pay to borrow from the Federal Reserve; and changes in the reserve requirements of depository institutions. These instruments are effective in influencing economic and monetary growth, interest rate levels and inflation.

The monetary policies of the Federal Reserve System and other governmental policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Because of changing conditions in the national economy and in the money market, as well as the result of actions by monetary and fiscal authorities, it is not possible to predict with certainty future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank or whether the changing economic conditions will have a positive or negative effect on operations and earnings.

Bills are pending before the United States Congress and the Tennessee General Assembly which could affect the business of the Bank, and there are indications that other similar bills may be introduced in the future. It cannot be predicted whether or in what form any of these proposals will be adopted or the extent to which the business of the Bank may be affected thereby.

ITEM 2.   FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

	2004	2003	2002	2001	2000
	(Dollars in Thousands except share data)
Operating Data:
Total interest income	$13,185	$8,205	$5,181	$4,357	$2,315
Total interest expense	4,265	2,976	2,452	2,437	1,079
Net interest income	8,920	5,229	2,729	1,920	1,236
Provision for loan losses	(2,420)	(1,115)	(318)	(815)	(795)
Net interest income after provision for loan losses	6,500	4,114	2,411	1,105	441
Noninterest income:
Investment securities gains	33	132	139	203	—
Other income	767	300	119	71	31
Noninterest expense	(4,552)	(3,459)	(2,183)	(1,908)	(2,230)
Income before income taxes	2,748	1,087	486	(529)	(1,758)
Income tax (expense) benefit	(1,082)	(188)	650	100	0
Net income	$1,666	$899	$1,136	$(429)	$(1,758)
Per Share Data:
Net income, basic	$0.57	$0.40	$0.62	$(0.24)	$(0.97)
Net income, assuming dilution(1)	$0.53	$0.38	$0.59	$(0.24)	$(0.97)
Book value	$7.29	$5.44	$4.78	$3.32	$3.66
Financial Condition Data:
Assets	$245,917	$156,075	$97,779	$62,919	$42,691
Loans, net	213,326	133,187	76,258	44,117	31,683
Investments	18,610	12,898	15,487	15,253	7,835
Cash and due from financial institutions	3,838	5,224	2,287	1,586	1,162
Federal funds sold	6,582	2,498	1,918	946	1,209
Premises and equipment, net	609	673	420	284	252
Deposits	221,394	142,293	87,261	56,700	35,503
Federal funds purchased	—	—	1,500	—	—
Other liabilities	923	384	218	179	528
Shareholders’ equity	23,600	13,398	8,800	6,040	6,660
Selected Ratios:
Overhead ratio(2)	2.26%	2.70%	2.90%	3.41%	8.70%
Efficiency ratio(3)	46.83%	61.11%	73.10%	86.96%	176.05%
Net yield on earning assets	6.74%	6.62%	7.28%	8.12%	9.33%
Cost of funds	2.54%	2.75%	3.80%	5.25%	6.40%
Net Interest margin	4.56%	4.22%	3.83%	3.58%	4.98%
Operating expenses to earning assets	2.33%	2.79%	3.06%	3.55%	8.99%
Return on average assets	0.83%	0.70%	1.51%	-0.77%	-6.86%
Return on average equity	8.92%	8.00%	16.52%	-6.44%	-24.61%
Average equity to average assets	9.28%	8.78%	9.14%	11.91%	27.86%
Ratio of nonperforming assets to total assets	1.90%	1.99%	1.47%	1.77%	0.34%
Ratio of allowance for loan losses to total assets	1.41%	1.56%	1.47%	1.64%	0.34%
Ratio of allowance for loan losses to nonperforming assets	74.45%	78.59%	99.91%	92.83%	836.36%

(1)             Options are not antidilutive in 2001 and 2000

(2)             Operating expenses divided by average assets

(3)             Operating expenses divided by net interest income and noninterest income

Management’s Discussion and Analysis

Forward-Looking Statements

Management’s discussion of the Corporation and management’s analysis of the Corporation’s operations and prospects, and other matters, may include forward-looking statements within the meaning of the provisions of various federal and state securities laws. Although the Corporation believes that the assumptions underlying such forward-looking statements contained in this Report are reasonable, any of the assumptions could be inaccurate and, accordingly, there can be no assurance that the forward-looking statements included herein will prove to be accurate. The use of such words as expect, anticipate, forecast, and comparable terms should be understood by the reader to indicate that the statement is “forward-looking” and thus subject to change in a manner that can be unpredictable. Factors that could cause actual results to differ from the results anticipated, but not guaranteed, in this Report, include (without limitation) economic and social conditions, competition for loans, mortgages, and other financial services and products, changes in interest rates, unforeseen changes in liquidity, results of operations, and financial conditions affecting the Corporation’s customers, as well as other risks that cannot be accurately quantified or completely identified. Many factors affecting the Corporation’s financial condition and profitability, including changes in economic conditions, the volatility of interest rates, political events and competition from other providers of financial services simply cannot be predicted. Because these factors are unpredictable and beyond the Corporation’s control, earnings may fluctuate from period to period. The purpose of this type of information is to provide readers with information relevant to understanding and assessing the financial condition and results of operations of the Corporation, and not to predict the future or to guarantee results. The Corporation is unable to predict the types of circumstances, conditions, and factors that can cause anticipated results to change. The Corporation undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of changes or unanticipated events, circumstances, or results.

Overview

(dollars in thousands except share data in the remainder of this Item 2)

The results of operations for the year 2004 compared to 2003 reflected an 85.32% increase in net income and a 39.47% increase in earnings per share, assuming dilution. The increase in earnings resulted primarily from a 70.59% increase in net interest income due to higher average loan balances. The increased revenue was partially offset by increases in non-interest expense and the provision for loan losses. 2004 reflected a continuation of the Bank’s trend of rapid asset growth. The asset growth is a result of the strength of the Middle Tennessee economy and the success of the Corporation’s Business Bank operating strategy.

The Corporation’s growth in assets is a result of growth in the market area and effective marketing. The improvement in results including net interest margin, net income and earnings per share is a result of the business focus of the Bank. From 2002 to 2004, the Bank’s market area experienced explosive growth. Demographic information shows a 23% growth in the number of households from 2000 to 2004. Estimates are that by 2009 the number of households will have grown by another 22.09%. Although estimates of growth are not guaranteed and actual growth may be affected by factors beyond the Corporation’s control, Management believes that the projected growth of our market area will positively impact the Bank’s future growth.

The Bank has also grown by marketing to business owners that have been left without a long standing banking relationship. The Middle Tennessee area has experienced several bank mergers or acquisitions in the last ten years resulting in many long standing relationships being terminated. These acquisitions also resulted in loan funding decisions being made out of state creating confusion for local lending personnel and uncertainty for local businesses. The Bank has taken advantage of this confusion by offering loans at a fair rate and funded locally in a timely manner. Management believes the competitive advantage created by this environment will continue to positively impact results from operations.

The Business Bank operating strategy has enabled management to focus on managing results. Rather than focusing on building a multi branch infrastructure including hiring and construction of buildings, management focuses on managing net interest margin aggressively and controlling non-interest expense. This has resulted in a .73% increase in the net interest margin from 2002 to 2004. Noninterest expense is controlled by efficiently staffing the Bank’s operations. In 2004, that resulted in $7.7 million in assets per employee. Management believes that the Business Bank operating strategy will continue to be an effective model in the future.

Changes in Results of Operations

Net Income—Net Income for 2004 was $1,666 an increase of $767 or 85.32%, compared to the $899 earned in 2003. The increase is attributable to a 70.59% increase in net interest income from $5,229 in 2003 to $8,920 in 2004. The increase of $3,691 in net interest income was the result of higher average loan balances. Noninterest income increased by $368 from $432 to $800, or 85.18%, primarily due to gains on loan sales. These positive effects were partially offset by a 117.04% increase in the provision for loan losses, from $1,115 in 2003 to $2,420 in 2004 and an increase of $1,093 in non-interest expense, up 31.60% to $4,552 in 2004 compared to $3,459 in 2003. The increase in the provision for loan losses was the result of funding the loan loss reserve to match the growth in the loan portfolio and loan charge-offs. The increase in non-interest expense was due to the increase in personnel and general operating expenses due to the Corporation’s growth.

Net income for 2003 was $899, a decline of $237, or 20.86% from the 2002 net income of $1,136. Net income for 2002 was favorably impacted by recognition of a $650 tax benefit related to net losses incurred during the Corporation’s organization and first two years of operations. Pre-tax earnings in 2003 were $1,087, up $601 or 123.66%, above pre-tax 2002 earnings of $486. The improvement in operating earnings in 2003 was attributable to a $2,500 or 91.61%, increase in net interest income. Net interest income in 2003 was $5,229 compared to $2,729 in 2002. The increase in income, which was partially offset by higher operating expenses, was due to asset growth and higher average loan balances.

Net Interest Income—The primary source of earnings for the Bank is net interest income which is the difference between the interest earned on interest earning assets and the interest paid on interest bearing deposits. The major factors which affect net interest income are changes in volumes, the yield on earning assets, and the cost of interest bearing liabilities. Management’s ability to respond to changes in interest rates by effective asset-liability management techniques is critical to maintaining the stability of the net interest margin and the momentum of the Bank’s primary source of earnings.

In mid-2004, the Federal Reserve Open Market Committee (FOMC) began a series of increases in short-term interest rates. By year-end 2004, the FOMC had increased rates by 100 basis points. In anticipation of rising interest rates, management has placed the Bank in a moderately asset sensitive position. This means that more assets are scheduled to reprice within the next year than liabilities, thereby taking advantage of the anticipated rise in interest rates. During 2004, $12,428 of the net loan growth occurred in rate-sensitive construction loans and approximately half of the $18.7 million increase in Commercial Loans were floating rate transactions. Management expects to continue its practice of competing for loans based on providing superior service rather than the lowest price.

Net interest income for 2004 was $8,920 compared to $5,229, a gain of $3,691 or 70.59%. The increase in net interest income was largely attributable to strong loan growth. Net loans increased from $133,187 at December 31, 2003 to $213,326 at December 31, 2004—an increase of $80,139, or 60.17%. Net interest income was favorably impacted by the expansion of the Bank’s small ticket lease portfolio. These loans, which are purchased at a minimum rate of 8%, increased from $27.4 million at year-end 2003 to $56.3 million at the end of 2004. This high yielding portfolio is a key component in the stability and strength of net interest income. The loan growth was matched by an increase in deposits from $142,293 at December 31, 2003 to $221,394 in 2004—an increase of  $79,101 or 55.59%.

Net interest income of $5,229 in 2003 reflected an increase of $2,500 from the net interest income of $2,729 recorded in 2002. Year-end net loans increased by $56,929, or 74.65% from the $76,258 at December 31, 2002. Deposits increased from $87,261 at year-end 2002 to $142,293 at December 31, 2003—a gain of $55,032 or 63.07%. The net interest margin for 2003 was 4.22% compared to 3.83% in 2002.

Investments—The investment portfolio at December 31, 2004 was $18,610 compared to $12,898 at year-end 2003. The Bank views the investment portfolio as a source of income and liquidity. The Investment Policy requires a minimum portfolio level equal to 7.00% of total assets and a maximum portfolio level of 20.00% of total assets. Management has maintained the portfolio at the lower end of the policy guidelines with the portfolio at 8.26% of total assets at December 31, 2003 and at 7.56% of total assets at December 31, 2004. The average yield on the investment portfolio was 3.79% in 2004 compared to 3.58% in 2003. Management’s investment strategy is to accept a lower immediate yield in the investment portfolio by targeting shorter term investments.

The investment portfolio at December 31, 2003 was $12,898 compared to $15,407 at December 31, 2002. The year to year decline of $2,589, or 16.71%, occurred as management implemented the strategy of moving the size of the portfolio to the lower range of policy guidelines. The average yield on the investment portfolio declined from 5.06% in 2002 to 3.58% in 2003.

Net Interest Margin Analysis—The net interest margin is impacted by the average volumes of interest sensitive assets and interest sensitive liabilities and by the difference between the yield on interest sensitive assets and the cost of interest sensitive liabilities (spread). Loan fees collected at origination represent an additional adjustment to the yield on loans. The Bank’s spread can be affected by economic conditions, the competitive environment, loan demand, and deposit flows. The net yield on earning assets is an indicator of the effectiveness of a bank’s ability to manage the net interest margin by managing the overall yield on assets and the cost of funding those assets.

The two factors that make up the spread are the interest rates received on loans and the interest rates paid on deposits. The Bank has been disciplined in raising interest rates on deposits only as the market demanded and thereby keeping the cost of funds low. Also, the Bank has not competed for new loans on interest rate alone but has relied on effective marketing to business customers. Business customers are not influenced by interest rates alone but are influenced by other factors such as timely funding. By working to positively impact both factors that make up the spread, the Bank has been able to improve its net interest margin by .98% from the end of 2001 to the end of 2004. That is an improvement of 27% over a three year period. While the Bank continues to strive to improve its net interest margin, it is not reasonable to assume that the spread will continue to improve at the same rate.

The net interest margin improved from 4.22% in 2003 to 4.56% in 2004 due to an improved yield on earning assets and a lower cost of funding. Interest income increased by $4,930, or 60.69%, from $8,205 in 2003 to $13,185 in 2004. The increase was primarily due to increased volume. Average earning assets increased from $123,888 in 2003 to $195,449 in 2004, an increase of $71,561 or 57.76%. The increase in earning assets was due to loan growth. Average loans increased $68,463 or 64.68%. The average yield on earning assets increased from 6.62% in 2003 to 6.74% in 2004 or 12 basis points. The net interest margin was favorably impacted by the expansion of the Bank’s small ticket lease portfolio. These loans, which are purchased at a minimum rate of 8%, increased from $27.4 million at year-end 2003 to $56.3 million at the end of 2004. This high yielding portfolio is a key component in the strength of the net interest margin. During 2004, a period of historically low interest rates, the market for quality loans was highly competitive. Management emphasized pricing discipline throughout the year to ensure that growth was not achieved by competing on reduced pricing. The Bank will continue to focus its marketing efforts on quality customers who are more sensitive to service than price.

Interest expense increased from $2,976 in 2003 to $4,265 in 2004. The $1,288, or 43.27%, increase in expense was due to increases in the volume of deposits.  Average deposits increased from $108,140 in 2003 to $167,647 in 2004, an increase of $59,507 or 55.02%. Despite the fact that rates started increasing in the last half of 2004, management was aggressive in lowering interest rates on savings accounts and other products during the year. As a result, the cost of funds was reduced from 2.75% in 2003 to 2.54% in 2004, a decline of 21 basis points. The local deposit market is highly competitive and rates tend to lead national averages. The Bank partially offsets the higher cost of local deposits by acquisition of wholesale funding in the national market.

The net interest margin improved from 3.83% in 2002 to 4.22% in 2003. This increase was the result of a reduction in the cost of funds from 3.80% in 2002 to 2.75% in 2003, a decline of 105 basis points. This gain was partially offset by a decrease in the yield on earning assets from 7.27% in 2002 to 6.62% in 2003, a reduction of 66 basis points. Year-to-year, average earning assets increased by 73.82% and deposits increased by 68.73%.

Provision for Loan Losses—Management assesses the adequacy of the allowance for loan losses with a combination of qualitative and quantitative factors. At inception, each loan is assigned a risk rating that ranges from “RR1 to RR4”. An RR1 assignment indicates a “Superior” credit, RR2 represents an “Excellent” credit, RR3 represents an “Above-Average” loan, and RR4 designates an “Average” credit. The assignment of a risk rating is based on an evaluation of the credit risk in the transaction. The evaluation includes consideration of the borrower’s financial capacity, collateral, cash flows, liquidity, and alternative sources of repayment. If a loan deteriorates and the level of risk increases, management downgrades the loan to RR5—“Watch”, RR6—“Criticized”, or RR7—“Substandard”, depending on the circumstances. An independent review of assigned risk ratings is an integral part of the Bank’s external Loan Review program.

Generally, loans which are 90 days past due are placed on non-accrual status. If a loan is placed on non-accrual, all interest earned since the last current payment is immediately reversed. Loans may remain on non-accrual status until the underlying collateral is repossessed and valued or until the amount of loss in the credit can be reasonably determined. Once collateral is repossessed and appraised, the collateral is recorded as repossession at fair value. Any difference between the estimated fair value of the collateral and the loan balance is charged off. Variances in fair value estimates are recorded as a gain or loss on sale when the collateral is sold.  Non-accrual loans totaled $2,161, $1,136, and $1,104 at year-end 2004, 2003, and 2002. These amounts represented 1.01%, .85%, and 1.45% of net loans at the end of each year.

Management uses the weighted average risk rating to monitor the overall credit quality and trends in the loan portfolio. At December 31, 2003 the weighted average risk rating of the $133,187 loan portfolio was 3.68. At December 31, 2004 the weighted average risk rating of the $213,326 loan portfolio was 3.63. The Board of Directors reviews the weighted average risk rating of loans booked during the previous month. In addition, the Board reviews all credits classified RR5 or higher monthly. Management closely monitors other key loan quality indicators including delinquencies, changes in the portfolio mix. and general economic conditions. These actions provide a degree of objectivity in assessing the risk in the portfolio and establishing an adequate loan loss reserve. To the extent that actual and anticipated losses differ, adjustments are made to the loan loss provision or to the level of the allowance for loan losses. At December 31, 2004 the loan loss reserve of $2,841 was 1.31% of gross loans of $216,167.

The provision for loan losses in 2004 was $2,420, an increase of $1,305, or 117.04%, above the provision expensed in 2003. $841 of the provision, or 34.7%, was attributable to maintaining a general reserve for the loan growth recorded during 2004. The remainder of the loan loss provision in 2004 funded net charge offs of $1,579 of which $819 was attributable to a single loan. The borrower in this transaction was a service company which provided training and maintenance on sophisticated telephone equipment. The business failed due to the unexpected loss of two major contracts and the Bank repossessed and sold the equipment pledged as collateral. Due to the technical obsolescence of the equipment, the Bank’s recovery was minimal and far below the cost and the appraised value of the equipment. Management is not aware of any other loans with the potential of such a wide variance between actual and appraised value.

The Bank targets small and medium sized businesses as loan customers. Because of their size, these borrowers may be less able to withstand competitive or economic pressures than larger borrowers in periods of economic weakness. If loan losses occur to a level where the loan loss reserve is not sufficient to cover actual loan losses, the Bank’s earnings will decrease. The Bank uses an independent third party to review our loans for quality in addition to the reviews that may be conducted by bank regulatory agencies as part of their usual examination process.

Noninterest Income—Noninterest income is income that is not related to interest-earning assets. In a typical retail bank, noninterest income consists primarily of service charges and fees on deposit accounts and mortgage origination fees. Due to the business focus of the Bank and the lack of a large retail customer base, revenues from these traditional sources will remain modest.

The Bank earned $130 in mortgage origination fees in 2004 compared to $148 earned in 2003, a decline of $18 or 11.7%. The decline in mortgage origination income is attributed to rising interest rates in mid-2004 and the slowing of refinancing activity. Management believes that rates will continue to rise and that the mortgage unit will provide a value-added service with modest revenue results. Income earned in the form of service charges on deposits totaled $209, a gain of $68, or 48.08% above the $141 earned in 2003. Gain on sales of securities declined by $99 or 74.92% from $132 in 2003 to $33 in 2004. This decline was due to the rise in interest rates in 2004 and the subsequent lack of opportunities to recognize market gains in the investment portfolio.

The Bank earned $503 on a series of loan sale transactions, the first year of this activity. The Bank is located in a vibrant market area and can generate quality assets at a faster rate than it can adequately fund them. In addition to loans generated in the local market, the Bank has developed a regional network of lease brokers who provide opportunities to finance “small ticket leases” at rates and terms favorable to the Bank. During 2004, management identified a network of community banks eager to purchase quality assets and several loan sale transactions were completed. Management has installed appropriate systems and processes to sell assets to other banks located in slower growing markets and believes that loan sales will be a recurring source of revenue. Four distinct transactions occurred in 2004. There were no loan sales in 2003 or 2002.

In the first transaction, the Bank earned $139 on the sale of the $1,900 guaranteed portion of a local loan transaction guaranteed by the USDA. Management has developed relationships and processes to encourage additional opportunities to fund transactions guaranteed by the USDA or SBA. The Bank may elect to hold the entire credit in its own portfolio or elect to sell the guaranteed portion in the secondary market at a gain.

In the second transaction, the Bank sold two $1.2 million pools from the small ticket lease portfolio to a community bank and earned $96. The pools consist of 20 and 22 equipment lease transactions which have a credit score of 675 or higher, and at least six months perfect payment record. The Bank provides the purchasing bank with a single monthly payment and a net loss guarantee for the performance of the loans in the pool. The Bank retains the servicing obligation for the individual transactions and earns a gain on the spread between the rate earned by the Bank and the rate at which the pool is sold. It is management’s intent to use lease pool sales as a method of managing the level of assets in this category while generating revenue for the Bank.

In a third transaction, the Bank sold $4 million in loans previously funded by the Bank for one of the Bank’s lease broker partners. In this transaction, loans included in the sold portfolio were paid in full and no further servicing obligation remains. The Bank earned a fee of $22 on this transaction.

The fourth transaction was the sale of individual loans. The Bank recognized $246 in gains on sale from $21,419 in loans. All loan sales to a purchasing bank are subject to the full review and compliance with the purchasing bank’s credit standards and are sold without recourse to the Bank.

Noninterest Expense—Noninterest expense includes salaries and benefits expense, occupancy costs, and other operating expenses including data processing, professional fees, supplies, postage, telephone, and other items. Management views the control of operating expense as a critical element in the success of the Business Bank strategy. The Bank operates more efficiently than peer banks because it conducts business from a single location and does not provide banking services for retail customers with high transaction volume.

Noninterest expense for 2004 was $4,552, an increase of $1,093 or 31.60%, over the $3,459 expensed in 2003. Approximately half of the increase was due to the addition of five new employees during the year. The Bank ended 2004 with 32 full time employees. Assets per employee was $5.8 million at year-end 2003 and $7.7 million at year-end 2004. Management targets $6 million per full time employee as a measure of staffing efficiency. Management believes that the growth of the Bank will offer additional opportunities to leverage personnel resources. The Bank does expect to hire employees in 2005 so salaries and benefits expense will increase, but the target for Average Assets per Employee will be increased to $7 million per employee.

Noninterest expense in 2003 was $3,459 or $1,276 or 58.45% above the $2,183 in expense recorded in 2002. The year-to-year increase was due to increased personnel and other expenses related to the Corporation’s growth.

Income Taxes—The Company’s effective tax rate in 2004 was 39.37% in 2004 compared to 17.30% in 2003 and (133.74%) in 2002. The change in the applicable tax rate reflects the Corporation’s progression from initial operating losses to current profits. Management anticipates that tax rates in future years will approximate the rates paid in 2004.

Changes in Financial Condition

Assets—Total assets at December 31, 2004 were $245,917, an increase of $89,842 or 57.56%, over total assets of $156,075 at December 31, 2003. Average assets for 2004 were 201,139, an increase of $73,072, or 57.05% over average assets in 2003. Loan growth was the primary reason for the increase. Year-end 2004 net loans were $213,326, up $80,139, or 60.17% over the year-end 2003 total net loans of $133,187.

Total assets at December 31, 2003 were $156,075, an increase of $58,296, or 59.62%, over year-end 2002 total assets of $97,779. The primary reason for the increase from 2002 to 2003 was net loan growth of $56,929 or 74.65%.

The Bank’s Business Bank model of operation results in a higher level of earning assets than peer banks. Earning assets are defined as assets which earn interest income. Earning assets include short-term investments, the investment portfolio, and net loans. The Bank maintains a higher level of earning assets because fewer assets are allocated to facilities, cash, and due-from bank accounts used for transaction processing. Earning assets at December 31, 2004 were $238,518, or 96.99% of total assets of $245,917. At December 31, 2003 earning assets were $148,583 or 95.19% of total assets of $156,075. For year-end 2002, earning assets were $93,663, or 95.79% of total assets. Management targets an earning asset to total asset ratio of 97% or higher. This trend is expected to continue although this may be affected by economic factors beyond the Bank’s control. If conditions in the Bank’s market area of Williamson county are such that businesses and families stop moving into the county, then the Bank’s ability to find loan customers will be negatively impacted.

Liabilities—The Bank relies on a growing deposit base to fund loan and other asset growth. The Williamson County marketplace is highly competitive with 19 financial institutions and 55 banking facilities (as of June 30, 2004). The Bank competes for local deposits by offering attractive products with premium rates. The Bank expects to have a higher average cost of funds than competitor banks due to its single location and lack of a branch network. Management’s strategy is to offset the higher cost of funding with a lower level of operating expense and firm pricing discipline for loan products. The Bank has promoted electronic banking services by providing them without charge and by offering in-bank customer training.

The Bank also obtains funding in the wholesale deposit market which is accessed by means of an electronic bulletin board. This electronic market links banks and acquirers of funds to credit unions, school districts, labor unions, and other organizations with excess liquidity. Deposits may be raised in ninety-nine thousand dollar ($99,000) or one hundred thousand dollar ($100,000) increments in maturities from two weeks to five years. The process is highly efficient and the average rate is generally less than rates paid in the local market.  Participants in the electronic market pay a modest annual licensing fee and there are no transaction charges. Management has established policies and procedures to govern the acquisition of funding through the wholesale market. Wholesale deposits are categorized as “Purchased Time Deposits” on the detail of deposits shown in this Item 2. Management may also, from time to time, engage the services of a deposit broker to raise a block of funding at a specified maturity date.

Total average deposits in 2004 were $181,560, an increase of $65,282, or 56.14% over the total average deposits of $116,278 in 2003. Average noninterest bearing deposits increased by $5,916, or 70.83%, from $8,376 in 2003 to $14,292 in 2004. Average savings deposits grew by $7,508 from $26,998 in 2003 to $34,506 in 2004. Average purchased deposits increased by $41,373, or 72.46%, from $57,122 in 2003 to $98,515 in 2004. The average rate paid on purchased deposits in 2004 was 2.68% compared to 2.90% in 2003. Wholesale funding represented 54.26% of total funding in 2004 compared to 49.13% in 2003.

Total average deposits in 2003 were $116,278, up 48,223, or 70.86%, over the 2002 total average deposits of $68,055. Average savings deposits increased by $14,274, or 112.18%, from $12,724 to $26,998. The increase in savings deposits was a result of a savings account product offering yielding 2% that attracted deposits both locally and outside the middle Tennessee area. Average purchased deposits increased by $31,458, or 122.5%, from $25,664 in 2002 to $57,122 in 2003. This increase occurred while the average rate paid on purchased deposits decreased from 4.14% in 2002 to 2.90% in 2003.

Off-balance sheet arrangements—The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in those particular financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial instruments whose contract amounts represent credit risk:

	2004		2003		2002
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit	$4,014	$29,638	$2,605	$15,529	$4,953	$6,806
Standby letters of credit	—	2,139	—	1,558	—	1,150

Commitments to make loans are generally made for periods of one year or less. The fixed rate loan commitments have interest rates ranging from 5.00% to 9.00% and maturities ranging from 1 to 5 years.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. All letters of credit are due within one year or less of the original commitment date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Bank primarily serves customers located in Middle Tennessee. As such, the Bank’s loans, commitments and letters of credit have been granted to customers in that area.

Contractual Obligations—At December 31, 2004, the Bank had certain contractual obligations as shown below.

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Contractual Obligations(1)
Deposits without a stated maturity	$77,211	$77,211	$—	$—	$—
Certificates of deposit	144,183	93,430	49,534	1,219	—
Long Term debt	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	626	185	441
Purchase Obligations	—	—	—	—	—
Other Long Term Liabilities	—	—	—	—	—
Total	$222,020	$170,826	$49,975	$1,219	$—

(1)          excludes interest

Financial Tables

The following financial information regarding the Corporation and the Bank should be read in conjunction with the Corporation’s financial statements included in Item 13 of this Report.

Average Balance Sheets, Net Interest Income and Changes in Interest Income and Interest Expense

The following table shows the average monthly balances of each principal category of assets, liabilities and stockholders’ equity of the Bank, and an analysis of net interest revenue, and the change in interest income and interest expense segregated into amount attributable to changes in volume and changes in rates. The table is presented on taxable equivalent basis, if applicable.

Average Balance Sheets, Net Interest Income, and Changes in Interest Income and Interest Expense

The following table shows the average daily balances of each principal category of assets, liabilities and stockholders’ equity of the Company, and an analysis of net interest income, and the change in interest income and interest expense segregated into amounts attributable to changes in volume and changes in rates for the years ended December 31.

	12 months Ended December 31, 2004
	Average Balance	Interest	Average Rate
	(dollars in thousands)
ASSETS
Interest earning assets
Securities
Taxable(1)	$15,987	$616	3.79%
Tax-exempt	—	—	—
Total securities	15,987	616	3.79%
Loans(2)(3)	174,296	12,496	7.17%
Federal funds sold	5,166	73	1.41%
Total interest earning assets	195,449	13,185	6.74%
Noninterest earning assets
Cash and due from banks	3,045
Net fixed assets and equipment	644
Accrued interest and other assets	2,001
Total assets	$201,139
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities
Deposits (other than demand)	$167,268	4,257	2.55%
Federal funds purchased	379	8	2.11%
Total interest bearing liabilities	167,647	4,265	2.54%
Noninterest bearing liabilities
Noninterest bearing demand deposits	14,292
Other liabilities	525
Shareholders’ equity	18,675
Total liabilities and shareholders’ equity	$201,139
Net Interest Spread 4.20%
Net Interest Margin 4.56%

(1)          Unrealized loss of $2 is excluded from yield calculation.

(2)          Non-accrual loans are included in average loan balances and loan fees of $561 are included in interest income.

(3)          Loans are presented net of allowance for loan loss

	12 months Ended December 31, 2003
	Average Balance	Interest	Average Rate
	(dollars in thousands)
ASSETS
Interest earning assets
Securities
Taxable(1)	$13,562	$486	3.58%
Tax-exempt	—	—	—
Total securities	13,562	486	3.58%
Loans(2)(3)	105,833	7,655	7.23%
Federal funds sold	4,493	65	1.45%
Total interest earning assets	123,888	8,206	6.62%
Noninterest earning assets
Cash and due from banks	2,151
Net fixed assets and equipment	552
Accrued interest and other assets	1,476
Total assets	$128,067
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities
Deposits (other than demand)	$107,902	2,974	2.76%
Federal funds purchased	238	3	1.26%
Total interest bearing liabilities	108,140	2,977	2.75%
Noninterest bearing liabilities
Noninterest bearing demand deposits	8,376
Other liabilities	309
Shareholders’ equity	11,242
Total liabilities and shareholders’ equity	$128,067
Net Interest Spread 3.87%
Net Interest Margin 4.22%

(1)          Unrealized loss of $76 is excluded from yield calculation.

(2)          Non-accrual loans are included in average loan balances and loan fees of $332 are included in interest income.

(3)          Loans are presented net of allowance for loan loss

	12 months Ended December 31, 2002
	Average Balance	Interest	Average Rate
	(dollars in thousands)
ASSETS
Interest earning assets
Securities
Taxable(1)	$13,009	$654	5.06%
Tax-exempt	—	—	—
Total securities	13,009	654	5.06%
Loans(2)(3)	55,958	4,478	8.00%
Federal funds sold	2,304	48	2.08%
Total interest earning assets	71,271	5,180	7.28%
Noninterest earning assets
Cash and due from banks	2,402
Net fixed assets and equipment	412
Accrued interest and other assets	1,126
Total assets	$75,211
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities
Deposits (other than demand)	$64,425	2,449	3.80%
Federal funds purchased	73	3	4.11%
Total interest bearing liabilities	64,498	2,452	3.80%
Noninterest bearing liabilities
Noninterest bearing demand deposits	3,630
Other liabilities	207
Shareholders’ equity	6,876
Total liabilities and shareholders’ equity	$75,211
Net Interest/ Spread 3.48%
Net Interest Margin 3.83%

(1)          Unrealized loss of $76 is excluded from yield calculation.

(2)          Non-accrual loans are included in average loan balances and loan fees of $332 are included in interest income.

(3)          Loans are presented net of allowance for loan loss

The following Tables outline the components of the net interest margin for the years 2004, 2003, and 2002 and identifies the impact of changes in volume and the changes in rate.

	December 31, 2004 change from December 31, 2003 due to:
	Volume	Rate	Total
	(dollars in thousands)
Interest income
Loans	$4,909	$(67)	$4,842
Securities—taxable(1)	91	39	130
Federal funds sold	9	(2)	7
Total interest income	$5,009	$(30)	$4,979
Interest expense
Deposits (other than demand)	$1,526	$(243)	$1,283
Federal funds purchased	2	3	5
Total interest expense	$1,528	$(240)	$1,288
Net interest income	$3,481	$210	$3,691

	December 31, 2003 change from December 31, 2002 due to:
	Volume	Rate	Total
	(dollars in thousands)
Interest income
Loans	$3,645	$(468)	$3,177
Securities—taxable(1)	27	(195)	(168)
Federal funds sold	35	(18)	17
Total interest income	$3,707	$(681)	$3,026
Interest expense
Deposits (other than demand)	$1,330	$(805)	$525
Federal funds purchased	3	(3)	—
Total interest expense	$1,333	$(808)	$525
Net interest income	$2,374	$127	$2,501

Liability and Asset Management

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.”  An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The Bank’s asset liability and investment committee, which consists of the Executive Officers, Arthur F. Helf, Michael R. Sapp and H. Lamar Cox, is charged with monitoring the liquidity and funds position of the Bank. The Committee regularly reviews (a) the rate sensitivity position on a three-month, six-month, and one-year time horizon; (b) loans to deposit ratios; and (c) average maturity for certain categories of liabilities. The Bank operates an asset/liability management model. At December 31, 2004, the Bank had a positive cumulative repricing gap within one year of approximately $28,357 or approximately 11.89% of total year end earning assets. See Quantitative and Qualitative Analysis of Market Risk for additional information.

Deposits

The Bank’s primary sources of funds are interest-bearing deposits. The following tables present the average amount of and average rate paid on each of the following deposit categories for 2004, 2003 and 2002:

Deposits

	Year Ended December 31,
	2004		2003		2002
		Average		Average		Average
	Average Balance	Rate Paid	Average Balance	Rate Paid	Average Balance	Rate Paid
	(dollars in thousands)
Types of Deposits
Noninterest-bearing demand deposits	$14,292	—	$8,376	—	$3,630	—
Interest-bearing demand deposits	1,640	0.24%	1,266	0.02%	919	0.21%
Money market accounts	16,316	2.07%	6,324	0.88%	6,465	1.41%
Savings accounts	34,506	2.43%	26,998	2.84%	12,724	4.28%
IRA accounts	1,040	3.56%	874	3.99%	550	5.19%
Purchased time deposits	98,515	2.68%	57,122	2.90%	25,664	4.14%
Time deposits	15,251	2.65%	15,318	3.01%	18,103	3.97%
Total deposits	$181,560		$116,278		$68,055

The following table indicates amount outstanding of time certificates of deposit of $100,000 or more and respective maturities as of December 31, 2004 (in thousands):

2004
Three months or less	$19,765
Over three through twelve months	23,900
More than twelve months	24,925
Total	$68,590

Investment Portfolio

At year end 2004, obligations of the United States Government or its agencies and collateralized mortgage obligations represented 100% of the investment portfolio. The Bank’s investment portfolio at December 31, 2004, 2003 and 2002 consisted of the following:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gain	Loss	Value
As of December 31, 2004
Securities available for sale
U.S. Government agencies	$9,957	$5	$(111)	$9,851
Mortgage-backed securities	8,569	—	(111)	8,458
Other	300	—	—	300
Total	$18,826	$5	$(222)	$18,609
As of December 31, 2003
Securities available for sale
U.S. Government agencies	$5,477	$1	$(135)	$5,343
Mortgage-backed securities	6,163	1	(77)	6,087
Corporate debt securities	1,160	8	—	1,168
Other	300	—	—	300
Total	$13,100	$10	$(212)	$12,898
As of December 31, 2002
Securities available for sale
U.S. Government agencies	$8,384	$134	$—	$8,518
Mortgage-backed securities	6,008	58	(12)	6,054
Corporate debt securities	497	37	—	534
Other	380	—	—	380
Total	$15,269	$229	$(12)	$15,486

The following schedule presents the estimated maturities and weighted average yields of investment securities of the Bank at December 31, 2004:

		Estimated	Weighted
	Amortized	Market	Average
	Cost	Value	Yield
Obligations of U.S. Government agencies
Due in one year or less	$—	$—	—
Due after one through five years	2,990	2,964	3.58%
Due after five through ten years	6,467	6,402	4.15%
Due after ten years	800	784	4.90%
Total obligations of U.S. Government agencies	$10,257	$10,150
Mortgage-backed obligations	8,569	8,459	3.99%
Total securities available for sale	$18,826	$18,609

The Bank owned no tax-exempt securities during the period ended December 31, 2004.

Investment Policy

The objective of the Bank’s investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for the Bank, yet still maintain sufficient liquidity to meet fluctuations in the Bank’s loan demand and deposit structure. In doing so, the Bank balances the market and credit risks against the potential investment return, makes investments compatible with the pledge requirements of the Bank’s deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The asset liability and investment committee has full authority over the investment portfolio and makes decisions on purchases and sales of securities. The entire portfolio, along with all investment transactions occurring since the previous Board of Director’s meeting, is reviewed by the Board at its next monthly meeting. The investment policy allows portfolio holdings to include short-term securities purchased to provide the Bank’s needed liquidity and longer term securities purchased to generate level income for the Bank over periods of interest rate fluctuations.

Loan Portfolio

The Bank has total loans of $216 million at December 31, 2004. As the loan portfolio is concentrated in Davidson County and Williamson County, there is risk that the borrowers’ ability to repay the loans could be affected by changes in local economic conditions. The following table sets forth the composition of the Bank’s loan portfolio at December 31, 2004, 2003, 2002, 2001 and 2000.

The following schedule details the loans of the Bank at December 31, 2004, 2003, 2002, 2001 and 2000:

	2004	2003	2002	2001	2000
Real estate
Construction	$22,813	$10,386	$6,646	$4,146	$3,270
1-4 family residential	15,963	13,520	13,372	9,701	6,003
Other	33,694	20,072	10,513	8,702	6,919
Commercial, financial and agricultural	139,799	87,908	44,867	21,000	15,198
Consumer	3,898	3,301	1,963	1,487	596
Other	—	—	—	—	433
Total loans	$216,167	135,187	77,361	45,036	32,419
Less: allowance for loan losses	(2,841)	(2,000)	(1,103)	(919)	(736)
Net loans	$213,326	$133,187	$76,258	$44,117	$31,683

Composition of loan portfolio by type

	As of December 31,
	2004	2003	2002	2001	2000
	(dollars in thousands)
Real estate:
Construction	10.55%	7.68%	8.59%	9.21%	10.09%
1 to 4 family residential	7.38%	10.00%	17.29%	21.54%	18.52%
Other	15.59%	14.85%	13.59%	19.32%	21.34%
Commercial, financial and agricultural	64.67%	65.03%	58.00%	46.63%	46.88%
Consumer	1.80%	2.44%	2.54%	3.30%	1.84%
Other	0.00%	0.00%	0.00%	0.00%	1.34%
Total	100%	100%	100%	100%	100%

The following schedule details maturities and sensitivity to interest rates changes for commercial loans of the Bank at December 31, 2004:

	Due in 1	Due in 1	Due after
Type of Loan(1)	year or less	to 5 years	5 Years	Total
	($ in thousands)
Real estate:
Construction	$20,334	$2,479	$—	$22,813
1 to 4 family residential	7,136	8,551	276	15,963
Other	13,970	19,661	63	33,694
Commercial, financial and agricultural	36,823	100,887	2,089	139,799
Consumer	1,540	2,253	105	3,898
Total	$79,803	$133,831	$2,533	$216,167
Less: allowance for loan loss				(2,841)
Net loans				$213,326
Interest rate sensitivity:
Fixed interest rates	$7,167	$133,434	$2,533	$143,134
Floating or adjustable rates	72,636	397	—	73,033
Total	$79,803	$133,831	$2,533	$216,167

(1)          includes non-accrual loans

Loan Policy

The Bank offers a full range of loan products to consumers and businesses. Consumer products include secured and unsecured lines of credit and term loans, and credit cards. Loans secured by real estate include construction and acquisition loans in the form of 1st and 2nd mortgage term loans and home equity lines. The Bank specializes in lending to businesses. Customized business loans include lines of credit and term loans secured by accounts receivable, inventory, equipment, and real estate. Commercial real estate products include acquisition and construction loans for business properties and term loan financing of commercial real estate. The Bank additionally offers Letters of Credit and business credit cards. In addition to lending in the local marketplace, the Bank provides financing for a national network of lease broker/dealers for the financing of business assets. By definition, these leases are less than 125,000 at origination, are secured by the equipment and the guaranty of the owner, and subject to the Bank’s minimum credit score and documentation standards.

Lending activity is conducted under guidelines defined in the Bank’s Loan Policy. The Loan Policy establishes guidelines for analyzing financial transactions including an evaluation of the borrower’s credit history, repayment capacity, collateral value, and cash flow. Loans may be fixed or variable rate, with the maximum maturity of fixed rate loans set at five years.

All lending activities of the Bank are under the direct supervision and control of the Officers Loan Committee, The Executive Committee of the Board , and in some cases the full Board of Directors. The Officers Loan Committee consisting of the Executive Officers, Arthur F. Helf, Michael R. Sapp and H. Lamar Cox approve loans up to one million dollars. The Executive Committee consisting of the Executive Officers and four outside directors approve loans up to 15% of Tier I capital. The full Board of Directors approves all loans above those limits. The full Board of Directors approves loan authorizations, if any, for each Executive Officer. The Bank’s established maximum loan volume to deposits is 100%. The Executive Committee of the Board makes a monthly review of loans which are 90 days or more past due and the full Board of Directors makes a quarterly review of loans which are 90 days or more past due.

Management of the Bank periodically reviews the loan portfolio, particularly non-accrual and renegotiated loans. The review may result in a determination that a loan should be placed on a non-accrual status for income recognition. In addition, to the extent that management identifies potential losses in the loan portfolio, it reduces the book value of such loans, through charge-offs, to their estimated collectible value. The Bank’s policy is that accrual of interest is discontinued on a loan when management of the Bank determines upon consideration of economic and business factors affecting collection efforts that collection of interest is doubtful. The Bank currently has no loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

When a loan is classified as non-accrual, any unpaid interest is reversed against current income. Interest is included in income thereafter only to the extent received in cash. The loan remains in a non-accrual classification until such time as the loan is brought current, when it may be returned to accrual classification. When principal or interest on a non-accrual loan is brought current, if in management’s opinion future payments are questionable, the loan would remain classified as non-accrual. After a non-accrual or renegotiated loan is charged off, any subsequent payments of either interest or principal are applied first to any remaining balance outstanding, then to recoveries and lastly to income.

The following table presents information regarding non-accrual, past due and restructured loans at December 31, 2004, 2003, 2002, 2001 and 2000:

	December 31
	2004	2003	2002	2001	2000
	($ in thousands)
Non-accrual loans
Number	17	12	10	5	2
Amount	$2,161	$1,136	$1,104	$990	$88
Accruing loans which are contractually past due 90 days or more as to principal and interest payments:
Number	4	6	—	—	—
Amount	$111	$308	$—	$—	$—
Loans defined as “troubled debt restructurings”
Number	2	1	—	—	—
Amount	$1,544	$1,101	$—	$—	$—
Gross interest income lost on the above loans in 2004	$82	$193	$158	$78	$16
Interest income included in net income on the above loans in 2004	$48	$29	$24	$87	$—

As of December 31, 2004, there are no loans classified for regulatory purposes as doubtful or substandard that have not been disclosed in the above table, which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

The Bank had no tax-exempt loans during the period ended December 31, 2004. The Bank had no loans outstanding to foreign borrowers at December 31, 2004.

The Bank’s underwriting guidelines are applied to four major categories of loans, commercial and industrial, consumer, agricultural and real estate which includes residential, construction and development and certain other real estate loans. The Bank requires its loan officers and loan committee to consider the borrower’s character, the borrower’s financial condition as reflected in current financial statements, the borrower’s management capability, the borrower’s industry and the economic environment in which the loan will be repaid. Before approving a loan, the loan officer or committee must determine that the borrower is basically honest and creditworthy, determine that the borrower is a capable manager, understand the specific purpose of the loan, understand the source and plan of repayment, determine that the purpose, plan and source of repayment as well as collateral are acceptable, reasonable and practical given the normal framework within which the borrower operates.

The maintenance of an adequate loan loss reserve is one of the fundamental concepts of risk management for every financial institution. Management is responsible for ensuring that controls are in place to constantly monitor the adequacy of the loan loss reserve in accordance with generally accepted accounting principals (GAAP), the Bank’s stated policies and procedures, and regulatory guidance. Quantification of the level of reserve which is prudently conservative, but not excessive, involves a high degree of judgment.

Management’s assessment of the adequacy of the loan loss reserve considers a wide range of factors including portfolio growth, mix, collateral and geographic diversity, and terms and structure. Portfolio performance trends including past dues and charge-offs are monitored closely. Management’s assessment includes a continuing evaluation of current and expected market conditions and the potential impact of economic events on borrowers. Management’s assessment program is monitored by an ongoing independent Loan Review program and periodic examinations by bank regulators.

Management uses a variety of financial methods to quantify the level of the loan loss reserve. At inception, each loan transaction is assigned a risk rating that ranges from “RR1—Excellent” to “RR4—Average”. The risk rating is determined by an analysis of the borrower’s credit history and capacity, collateral, and cash flow. The weighted average risk rating of the portfolio provides an indication of overall risk and identifies trends. The portfolio is additionally segmented by loan type, collateral, and purpose. Loan transactions which have exhibited signs of increased risk are downgraded to a “Watch”, “Critical”, or “Substandard” classification, i.e. RR5, RR6, and RR7, respectively. These loans are closely monitored for rehabilitation or potential loss and the loan loss reserve is adjusted accordingly.

It is management’s intent to maintain a loan loss reserve which is adequate to absorb current and estimated losses which are inherent in a loan portfolio. The historical loss ratio (net charge-offs as a percentage of average loans) was 0.23%, 0.20%, and 0.89% for the years 2002, 2003, and 2004. The year end loan loss reserve as a percentage of average loans was 1.43%1.48% and 1.31% for the same years. In management’s opinion, the commercial emphasis of the bank’s operation and the typically larger size and greater risk in commercial credits justify a reserve level in excess of historical results. Under current conditions, management believes that an adequate reserve is in the range of 1.3 to 1.4%.

The provision for loan losses in 2004 was $2,420, an increase of $1,302 over the $1,115 provision in 2003. 2004 expense reflects the impact of $1,579 in charge-offs during the year and the incremental provision required as a result of the $80 million increase in loan volume. Management increased the provision during the year as the outlook for a classified credit in the amount of $819 deteriorated. This loan was charged off in full prior to December 31, 2004.

Credit Risk Management and Reserve for Loan Losses

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of the Bank. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained. Management’s objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies.

The Bank targets small and medium sized businesses as loan customers. Because of their size, these borrowers may be less able to withstand competitive or economic pressures than larger borrowers in periods of economic weakness. If loan losses occur to a level where the loan loss reserve is not sufficient to cover actual loan losses, the Bank’s earnings will decrease. The Bank uses an independent third party to review our loans for quality in addition to the reviews that may be conducted by bank regulatory agencies as part of their usual examination process.

The loan portfolio is regularly reviewed and management determines the amount of loans to be charged-off. In addition, such factors as the Bank’s previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof which is classified as a “loss” by regulatory examiners is charged-off.

An analysis of the Bank’s loss experience is furnished in the following table for December 31, 2004, 2003, 2002, 2001 and 2000, and the periods then ended:

	December 31,
	2004	2003	2002	2001	2000
Allowance for loan losses at beginning of period	$ 2,000	$ 1,103	$ 919	$ 736	$ —
Less: net loan charge-offs:
Real estate:
Construction	—	—	—	—	—
1 to 4 family residential	101	—	—	—	—
Other	131	—	—	—	—
Commercial, financial and agricultural	1,366	235	105	641	59
Consumer	57	48	31	—	—
Other	—	—	—	—	—
Recoveries:
Real estate:
Construction	—	—	—	—	—
1 to 4 family residential	—	—	—	—	—
Other	3	—	—	—	—
Commercial, financial and agricultural	68	64	3	9	—
Consumer	5	1	—	—	—
Other	—	—	—	—	—
Net Charge-offs	$ 1,579	$ 218	$ 133	$ 632	$ 59
Provision for loans charged to expense	2,420	1,115	317	815	795
Allowance for loan losses at end of period	$ 2,841	$ 2,000	$ 1,103	$ 919	$ 736

	December 31,
	2004	2003	2002	2001	2000
Net charge-offs as a percentage of average total loans outstanding during the year	0.89%	0.20%	0.23%	1.56%	0.37%
Ending allowance for loan losses as a percentage of total loans outstanding at end of year	1.31%	1.48%	1.43%	2.04%	2.27%

The allowance for loan losses is established by charges to operations based on management’s evaluation of the loan portfolio, past due loan experience, collateral values, current economic conditions and other factors considered necessary to maintain the allowance at an adequate level. As of December 31, 2004, the Bank had no loans classified as non-performing. Management feels that the allowance is more than adequate at December 31, 2004.

At December 31, 2004, 2003, 2002, 2001 and 2000, the allowance was allocated as follows (dollars in thousands):

	2004		2003		2002		2001		2000
	Amount	Percentage of loans in each category to total loans	Amount	Percentage of loans in each category to total loans	Amounts	Percentage of loans in each category to total loans	Amounts	Percentage of loans in each category to total loans	Amounts	Percentage of loans in each category to total loans
Real estate:
Construction	$ 175	10.55%	$ 71	7.68%	$ 83	8.59%	$ 52	9.21%	$ 41	10.09%
1 to 4 family residential	75	7.38%	57	10.00%	167	17.29%	121	21.54%	75	18.52%
Other	265	15.59%	331	14.85%	131	13.59%	109	19.32%	86	21.34%
Commercial, financial and agricultural	2,272	64.67%	1,510	65.03%	697	58.00%	619	46.63%	521	46.88%
Consumer	54	1.80%	31	2.44%	25	2.54%	19	3.30%	7	1.84%
Other	—	0.00%	—	0.00%	—	0.00%	—	0.00%	5	1.34%
Total	$ 2,841	100.00%	$ 2,000	100.00%	$ 1,103	100.00%	$ 919	100.00%	$ 736	100.00%

Capital Resources/Liquidity

Liquidity—Of primary importance to depositors, creditors and regulators is the ability to have readily available funds sufficient to repay fully maturing liabilities. The Bank’s liquidity, represented by cash and cash due from banks, is a result of its operating, investing and financing activities. In order to insure funds are available at all times, the Bank devotes resources to projecting on a monthly basis the amount of funds which will be required and maintains relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets which are generally matched to correspond to the maturity of liabilities.

Although the Bank has no formal liquidity policy, in the opinion of management, its liquidity levels are considered adequate.  The Bank is subject to general FDIC guidelines which do not require a minimum level of liquidity. Management believes its liquidity ratios meet or exceed these guidelines. Management does not know of any trends or demands which are reasonably likely to result in liquidity increasing or decreasing in any material manner.

Impact of Inflation and Changing Prices—The financial statements and related financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of the Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Capital Adequacy

Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. To continue to grow, the Bank must increase capital by generating earnings, issuing equity securities, borrowing funds, or a combination of those activities. If growth exceeds expectations, The Bank may need to raise capital in the capital markets. The Bank’s ability to raise capital will depend in part on conditions in the capital markets which is outside the Bank’s control. If the Bank cannot raise capital on terms acceptable to it, the Bank’s ability to continue growing would be materially impaired.

The objective of the Bank’s management is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. This is achieved by improving profitability through effectively allocating resources to more profitable businesses, improving asset quality, strengthening service quality, and streamlining costs. The primary measures used by management to monitor the results of these efforts are the ratios of average equity to average assets, average tangible equity to average tangible assets, and average equity to net loans.

The Federal Reserve Board has adopted capital guidelines governing the activities of bank holding companies. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments.

The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital consists of Tier I capital which is generally common stockholders’ equity less goodwill and Tier II capital which is primarily a portion of the allowance for loan losses and certain qualifying debt instruments. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The framework for calculating risk-based capital requires banks and bank holding companies to meet the regulatory minimums of 4% Tier I and 8% total risk-based capital. In 1990 regulators added a leveraged computation to the capital requirements, comparing Tier I capital to total average assets less goodwill.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) established five capital categories for banks and bank holding companies. The bank regulators adopted regulations defining these five capital categories in September 1992. Under these new regulations each bank is classified into one of the five categories based on its level of risk-based capital as measured by Tier I capital, total risk-based capital, and Tier I leverage ratios and its supervisory ratings.

The following table lists the five categories of capital and each of the minimum requirements for the three risk-based capital ratios.

	Total Risk-Based Capital Ratio	Tier I Risk-Based Capital Ratio	Leverage Ratio
Well-capitalized	10% or above	6% or above	5% or above
Adequately capitalized	8% or above	4% or above	4% or above
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%
Critically undercapitalized	—	—	2% or less

The following schedule details the Bank’s risk-based capital at December 31, 2004:

December 31, 2004
(Dollars in Thousands)
Capital:
Tier I capital:
Stockholders’ common equity	$23,372
Plus unrealized loss in securities	134
Total Tier I capital	23,506
Tier II capital:
Qualifying allowance for loan losses	2,745
Total capital	26,251
Risk-adjusted assets	219,489
Quarterly average assets	$241,548
Ratios:
Tier I capital to risk-adjusted assets	10.71%
Total capital to risk-adjusted assets	11.96%
Leverage—Tier I capital to quarterly average assets disallowed intangibles	9.73%

The following schedule details the Corporation’s risk-based capital at December 31, 2004:

December 31, 2004
(Dollars in Thousands)
Capital:
Tier I capital:
Stockholders’ common equity	$23,600
Plus unrealized loss in securities	134
Total Tier I capital	23,734
Tier II capital:
Qualifying allowance for loan losses	2,745
Total capital	26,479
Risk-adjusted assets	219,489
Quarterly average assets	$241,548
Ratios:
Tier I capital to risk-adjusted assets	10.81%
Total capital to risk-adjusted assets	12.06%
Leverage—Tier I capital to quarterly average assets disallowed intangibles	9.83%

On December 31, 2004, both the Bank and the Corporation exceeded the regulatory minimums and qualified as a well-capitalized institution under the regulations.

Quantitative and Qualitative Analysis of Market Risk

Like all financial institutions, the Corporation is subject to market risk from changes in interest rates. Interest rate risk is inherent in the balance sheet due to the mismatch between the maturities of rate sensitive assets and rate sensitive liabilities. If rates are rising, and the level of rate sensitive liabilities exceed the level of rate sensitive assets, the net interest margin will be negatively impacted. Conversely, if rates are falling, and the level of rate sensitive liabilities is greater than the level of rate sensitive assets, the impact on the net interest margin will be favorable. Managing interest rate risk is further complicated by the fact that all rates do not change at the same pace, in other words, short term rates may be rising while longer term rates remain stable. In addition, different types of rate sensitive assets and rate sensitive liabilities react differently to changes in rates.

To manage interest rate risk, the Corporation must take a position on the expected future trend of interest rates. Rates may rise, fall, or remain the same. The Asset-Liability Committee develops its view of future rate trends by monitoring economic indicators, examining the views of economists and other experts, and understanding the current status of the Corporation’s Balance Sheet.  The Corporation’s annual budget reflects the anticipated rate environment for the next twelve months. The Asset Liability Committee conducts a quarterly analysis of the rate sensitivity position. The results of the analysis are reported to the board.

The Asset Liability Committee uses a computer model to analyze the maturities of rate sensitive assets and liabilities. The model measures the “GAP” which is defined as the difference between the dollar amount of rate sensitive assets repricing during a period and the volume of rate sensitive liabilities repricing during the same period. GAP is also expressed as the ratio of rate sensitive assets divided by rate sensitive liabilities. If the ratio is greater than “one”, the dollar value of assets exceeds the dollar value of liabilities; the balance sheet is “asset sensitive”. Conversely, if the value of liabilities exceeds the value of assets, the ratio is less than one and the balance sheet is “liability sensitive”. Policy requires management to maintain the GAP within a range of 0.75 to 1.25.

The model measures scheduled maturities in periods of three months, four to twelve months, one to five years, and over five years. The chart below illustrates the rate sensitive position of the Corporation at December 31, 2004. Management uses the one year GAP as the appropriate time period for setting strategy.

Rate Sensitivity Gap Analysis

Maturities:	1-3 Floating Months		4-12 Months	1-5 Years	Over 5 years	Total
	(dollars in thousands)
Interest Earnings Assets
Federal funds sold	$6,582	$—	$—	$—	$—	$6,582
Securities
U.S. government agencies	—	4,926	—	1,526	3,699	10,151
Mortgage-backed securities	—	772	2,338	2,520	2,829	8,459
Total securities		5,698	2,338	4,046	6,528	18,610
Total loans	71,922	22,772	53,621	64,636	3,215	216,166
Total Interest Earning Assets	78,504	28,470	55,959	68,682	9,743	241,358
Other Assets	—	—	—	—	4,559	4,559
Total Assets	$78,504	$28,470	$55,959	$68,682	$14,302	$245,917
Interest Bearing Liabilities
Deposits
Interest checking	$2,278	$—	$—	$—	$—	$2,278
Money market and savings(1)	38,830	—	—	20,909	—	59,739
Time deposits	—	33,699	59,769	50,716	—	144,184
Total deposits	41,108	33,699	59,769	71,625	—	206,201
Total Interest Bearing Liabilities	41,108	33,699	59,769	71,625	—	$206,201
Other Liabilities		—	—	—	16,116	16,116
Shareholders’ Equity		—	—	—	23,600	23,600
Total Liabilities and Shareholders’ Equity	$41,108	$33,699	$59,769	$71,625	$39,716	$245,917
Rate Sensitive Gap by period	$37,396	$32,167	$(3,810)	$(2,943)	$(25,414)
Cumulative Gap		$32,167	$28,357	$25,414
Cumulative Gap as a percent Of Total Assets		13.08%	11.53%	10.33%
Rate sensitive assets/Rate sensitive liabilities (cumulative)	1.91	1.43	1.21	1.12	1.17

(1)          The money market and savings maturities assumes that 35% of the balances will not reprice for 1-3 years which is in accordance with our current practice

In mid-2004, the Federal Reserve Open Market Committee began a series of interest rate increases which the FOMC indicated would continue “at a measured pace”. By year-end 2004, short term interest rates had been increased by 100 basis points. Management has positioned the Corporation for a rising rate environment by maintaining an “asset sensitive” balance sheet in which more assets will reprice than liabilities. Management achieved this position during fourth quarter, 2004, by offering higher rates of interest on deposit liabilities in the two to three year maturity range. At year-end 2004, the Corporation’s one year GAP was 1.21.

The interest rate risk model that defines the GAP position also performs a “rate shock” test of the balance sheet. The rate shock procedure measures the impact on the net interest margin of an immediate shift in interest rates in either direction. Although this is a static model which provides information only at a certain point in time, it is useful is assessing the impact of an unanticipated movement in interest rates. As shown below, the net interest dollar amount decrease assuming a 300 basis point drop in interest rates is .26% of the average assets for 2004.

The chart below identifies the net interest margin impact of a shift in rates of 100,200, and 300 basis points in either direction.

Interest Income and Expense Under Rate Shock

At December 31, 2004

Rate Change	-300bp	-200bp	-100bp	0bp	+100bp	+200bp	+300bp
	(dollars in thousands)
Net Interest Income	$8,856	$9,129	$9,398	$9,625	$9,803	$9,956	$10,103
Actual dollar risk	(770)	(497)	(228)	—	—	—	—
Percent of risk	8.00%	5.16%	2.37%	—	—	—	—
Percent of average assets	.26%	.17%	.08%	—	—	—	—

The above analysis may not on its own be an entirely accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest earning assets and costs associated with interest bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. The Asset-Liability Committee develops its view of future rate trends by monitoring economic indicators, examining the views of economists and other experts, and understanding the current status of the Corporation’s Balance Sheet and conducts a quarterly analysis of the rate sensitivity position. The results of the analysis are reported to the board.

Critical Accounting Policies

The accounting principles followed and the methods of applying those principles conform with accounting principles generally accepted in the United States of America and to general practices in the banking industry. See Note 1 of the financial statements in Item 13 for additional information.

The Corporation continually evaluates its accounting policies and the estimates it uses to prepare the consolidated financial statements. In general, the estimates are based on historical experience, on information from third party professionals and on various other sources and assumptions that are believed to be reasonable under the facts and circumstances. Management considers an accounting estimate to be critical if:

1)               it requires assumptions to be made that were uncertain at the time the estimate was made, and

2)               changes in the estimate, or the use of different estimating methods that could have been selected, could have a material impact on the Corporation’s consolidated results of operations or financial condition.

The following presents information about the Corporation’s most critical accounting policies and estimates.

Loans—Loans that the Bank has the positive intent and ability to hold to maturity are stated at the principal amount outstanding, net of unearned income. Interest on loans is computed daily based on the principal amount outstanding. Loan origination fees are deferred, to the extent they exceed direct origination costs, and recognized over the life of the related loans as yield adjustments.

Loans are generally placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Allowance for Loan Losses—The allowance for loan losses is maintained at a level that, in management’s judgement, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Because of uncertainties associated with the regional economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management’s estimate of credit losses inherent in the loan portfolio and the related allowance may change materially in the near term. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Gain on Sale of Loans—The Bank records a transfer of financial assets as a sale when it surrenders control over those financial assets to the extent that consideration other than beneficial interests in the assets is received in exchange. The Bank considers control surrendered when all conditions prescribed by Statement of Financial Accounting Standards No. 140, Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB statement No. 125 are met. These conditions focus on whether the transferred financial assets are isolated beyond the reach of the Bank and its creditors, the constraints on the transferee or beneficial interest holders, and the Bank’s rights or obligations to reacquire transferred financial assets. In accordance with SFAS No. 140, the Bank records the transfer by allocating the previous carrying amount of the financial asset between the assets sold, and the retained interests, if any, based on their relative fair values at the date of transfer.

Recently Issued Accounting Standards—The Financial Accounting Standards Board (FASB) recently issued a new accounting standard on share-based payments (FAS 123R). The Accounting Standards Executive Committee issued a new accounting standard on purchased loans (Statement of Position 03-3).

FAS 123R addresses accounting for share-based payments, including the Company’s stock option plan. The Corporation will adopt FAS 123R in the first quarter 2006, as required by the standard. Compensation expense will be based on the fair value of options granted, determined at the date of grant, spread over the vesting or service period. Under previous rules, compensation expense was based on the intrinsic value of options granted. Previously reported net income and earnings per share will not be restated.

The FASB Emerging Issues Task Force (EITF) reached a consensus and published in Abstract No. 03-1, paragraphs 6-19, application guidance to be used to determine when an investment is impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The Corporation follows that guidance and the adoption of that guidance did not have a material effect on the Corporation’s financial position or results of operation.

Management does not believe that any of the recently issued but not yet effective accounting standards, except for FAS 123R, will have a material effect on the Corporation’s financial position or results of operation.

ITEM 3.   DESCRIPTION OF PROPERTY

The main office of the Corporation is located at 381 Mallory Station Road, Suite 207, Franklin, Williamson County, Tennessee, which is also the main office of the Bank. This location is centrally located and in a high traffic/exposure area. The Bank leases 14,500 square feet at competitive rates. The term of the lease extends until March 2008 with renewal rights for 2 successive three (3) year terms. The Bank provides services throughout the community by use of a network of couriers, third party automated teller machines, and state of the art electronic banking. The Bank has no plans for additional branches.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of March 31, 2005, the Corporation’s records indicate the following persons own more than 5% of the Corporation’s outstanding Common stock.

5% Shareholders at March 31, 2005

		Total
	Amount and Nature	Percent of
Name and Address of Beneficial Owner (1)	of Beneficial Ownership	Class (%)(2)
Mr. Joseph Gregory(3) 501 5th Street Bristol, TN 37620	243,632	7.5%
Mr. Michael R. Sapp(4)	251,088	7.4%
Mr. Arthur F. Helf(5)	230,674	6.8%
Mr. Barun Mukherji 150 4th Avenue Nashville, TN 37209	200,000	6.2%
Mr. Darrel Reifschneider(6)	167,120	5.1%

(1)          The address for Mr. Sapp, Mr. Helf, and Mr. Reifschneider is 381 Mallory Station Rd, Suite 207, Franklin, TN 37067

(2)          As of March 31, 2005, based on the current 3,238,674 shares of the Corporation Common stock outstanding, plus, for each person, any shares of Common stock that person has the right to acquire within 60 days pursuant to the stock options

(3)          Gregory—173,632 owned directly, 40,000 owned indirectly by majority owned company, 30,000 in exercisable stock options

(4)          Sapp—69,216 owned directly, 21,000 owned indirectly by mother and father, 160,872 in exercisable stock options

(5)          Helf—54,532 owned directly, 15,270 indirectly by spouse and children, 160,872 in exercisable stock options

(6)          Reifschneider—133,620 owned directly, 3,500 indirectly by children, 30,000 in exercisable stock options

As of March 31, 2005, the Corporation’s records indicate the following number of shares of common stock were beneficially owned by (i) each person who is a director or a named executive officer of the Corporation and (ii) all directors and executive officers as a group. Management is not aware of any arrangement which may, at a subsequent date, result in a change in control of the Corporation.

Beneficial Ownership of Directors and Executive Officers at March 31, 2005

		Total
	Amount and Nature	Percent of
Name and Address of Beneficial Owner (1)	of Beneficial Ownership	Class (%)(2)
Mr. Eli Bennett(3)	111,132	3.4%
Mr. H. Lamar Cox(4)	98,348	2.9%
Mr. Paul Dierksen(5)	42,200	1.3%
Mr. Dennis Grimaud(6)	53,332	1.6%
Mr. Arthur F. Helf(7)	230,674	6.8%
Mr. Winston Hickman(8)	115,000	3.5%
Mr. Fowler Low(9)	76,332	2.3%
Mr. William McInnes(10)	76,332	2.3%
Mr. Thomas Miller(11)	36,332	1.1%
Mr. Darrel Reifschneider(12)	167,120	5.1%
Mr. Michael R. Sapp(13)	251,088	7.4%
Mr. Regg Swanson(14)	77,532	2.4%
Mr. Paul Thomas(15)	93,616	2.9%
Directors and executive officers—13 total	1,429,038	36.2%

1)               The address for all above listed individuals is 381 Mallory Station Rd., Suite 207, Franklin, TN 37067

2)               As of March 31, 2005, based on the current 3,238,674 shares of the Corporation Common stock outstanding, plus, for each person, any shares of Common stock that person has the right to acquire within 60 days pursuant to stock options

3)               Bennett—54,532 owned directly, 26,600 owned indirectly by spouse and children, 30,000 in exercisable stock options

4)               Cox—3,000 owned directly, 95,348 in exercisable stock options

5)               Dierksen—12,200 owned directly, 30,000 in exercisable stock options

6)               Grimaud—23,332 owned directly, 30,000 in exercisable stock options

7)               Helf—54,532 owned directly, 15,270 indirectly by spouse and children, 160,872 in exercisable stock options

8)               Hickman—85,000 owned directly, 30,000 in exercisable stock options

9)               Low—46,332 owned directly, 30,000 in exercisable stock options

10)        McInness—46,332 owned directly, 30,000 in exercisable stock options

11)        Miller—14,832 owned directly, 21,500 in exercisable stock options

12)        Reifschneider—133,620 owned directly, 3,500 indirectly by children, 30,000 in exercisable stock options

13)        Sapp—69,216 owned directly, 21,000 indirectly by mother and father, 160,872 in exercisable stock options

14)        Swanson—46,332 owned directly, 1,200 indirectly by children, 30,000 in exercisable stock options

15)        Thomas—44,666 owned directly, 18,950 indirectly by father and children, 30,000 in exercisable stock options

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and certain information as of March 31, 2005 concerning directors and executive officers of the Corporation. The Directors serve staggered terms, such that approximately one-third of the Board is elected at each annual meeting of the shareholders. Directors serve three year terms. The current directors of the Corporation are Eli Bennett, H. Lamar Cox, Paul Dierksen, Dennis Grimaud, Arthur F. Helf, Winston Hickman, Fowler Low, William McInnes, Thomas Miller, Darrel Reifschneider, Regg Swanson, Paul Thomas, Michael R. Sapp. William McInnes is an audit committee financial expert, as defined in Item 401(h)(2) of Regulation S-K, serving on the audit committee of the Corporation. Officers serve at the discretion of the Board of Directors. None of the directors or executive officers of the Corporation or the Bank were selected pursuant to any arrangement or understanding, other than with the directors and executive officers of the Corporation or the Bank, acting within their capacities as such. There are no family relationships between the directors and executive officers of the Corporation or the Bank. None of the directors or executive officers serve as directors of any bank which has a class of securities registered under, or which are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or any investment bank registered under the Investment Bank Act of 1940. No director of the Corporation or the Bank is a director or executive officer of another bank holding company, bank savings and loan association, or credit union. A number of the current directors of the Corporation served as the organizers and promoters of the Bank. The promoters of the Bank did not receive any compensation for their services as promoters of the Bank.

The directors and executive officers of the Corporation and their ages and positions with the Corporation and the Bank are as follows:

				Director	Current Term
Name	Age	Position in Corporation	Position in Bank	Since	Expires
Dorris (Eli) Bennett	70	Director	Director	Jan 2000	May 2008
H. Lamar Cox	62	Director, CFO, Secretary	Director, CFO Secretary,	Jan 2000	May 2007
Paul W. Dierksen	50	Director	Director	Jan 2000	May 2007
Dennis L. Grimaud	58	Director	Director	Jan 2000	May 2007
Arthur F. Helf	67	CEO, Chairman, Director	CEO, Chairman, Director	Jan 2000	May 2006
Winston C. Hickman	62	Director	Director	Jan 2000	May 2008
Fowler H. Low	73	Director	Director	Jan 2000	May 2006
William W. McInnes	57	Director	Director	Jan 2000	May 2007
Thomas R. Miller	62	Director	Director	Jan 2000	May 2007
Darrel Reifschneider	71	Director	Director	Jan 2000	May 2007
Michael R. Sapp	52	President, Director	President, Director Chief Lending Officer	Jan 2000	May 2008
Regg E. Swanson	51	Director	Director	Jan 2000	May 2006
Paul A. Thomas, M.D	51	Director	Director	Jan 2000	May 2006

Set forth below is a summary of the business experience of the Corporation’s and the Bank’s directors and executive officers during the past five years:

Directors

Dorris E. (Eli) Bennett

Mr. Bennett is a prominent businessperson active in a number of enterprises throughout the area and state. As a principal and director of Bennett Tool & Die Company, Inc. since 1970, Mr. Bennett presided over the growth of this business to become one of the significant resources of its type in Middle Tennessee. Mr. Bennett was a director of the Tennessee Association of Businesses from 1990 to 2002. He has been a director of Link Electric & Safety Control, Inc. since 1972, and has been on the President’s Board of the Goodpasture School since 2003. He has been active in the Lions Club since 1975 and is a member of the Madison Church of Christ.

H. Lamar Cox

Mr. Cox has served as Chief Financial Officer of the Corporation and the Bank since their inception. He has over thirty-five years of banking experience in many aspects of the field including Finance, Operations, Retail Banking, Compliance and Lending. Prior to Tennessee Commerce, he held various senior management positions including Regional Manager, Chief Financial Officer and Chief Administrative Officer at regional and community banks including C&S Bank, Hibernia Bank, Commerce Union, and most recently NationsBank of Tennessee from 1991 to 1995. Mr. Cox is a Certified Public Accountant, licensed in Georgia and Tennessee. He graduated from Georgia Institute of Technology and is a veteran of the United States Navy.

Paul W. Dierksen

Mr. Dierksen is Senior Vice President of Sales for Volvo Penta Of the America’s, Inc., a division of AB Volvo, Sweden from 1996. His professional career includes sales and management positions with Yamaha Motor corporation; Mercury Marine, a division of Brunswick Corporation; and most recently Vice-President of Sales and Marketing for Chris Crafts Boats in Sarasota, Florida, a division of Outboard Marine Corporation from 1994 to 1996. Mr. Dierksen is currently on the Board of National Marine Manufacturers Association (NMMA) and the Engine Manufacturers Division of the NMMA, both since 2000. He attended Franklin University in Columbus, Ohio, and the Brunswick Advanced Management Program in Skokie, Illinois.

Dennis L. Grimaud

Mr. Grimaud is Chief Executive Officer of Genaco Biomedical Products from August, 2004. He is a Founder and was President and CEO of Cytometry Associates, a leading biomedical company located in Brentwood, Tennessee from 1988 to 1999. Recognized by the local business community as one of the Top 50 Fastest Growing businesses in the area, Cytometry Associates serves the national and international medical and biopharmaceutical industry from its local headquarters. He is President of the Tennessee Biotechnology Association. In addition, he is a founder of Premier Micronutrient Corp., and has been Chairman of ScyTech, a biotechnology firm headquartered in Nashville since 2000. Mr. Grimaud served as Director, American Red Cross/Nashville Chapter; Director, Nashville Health Care Council; Vice Chairman/Business Services, Nashville Area Chamber of Commerce; and Director, Easter Seals/Middle Tennessee. Mr. Grimaud is member of Holy Family Catholic Church where he serves as Chair of the Family Life Ministry and a member of the Stewardship Committee. Mr. Grimaud received his formal training and education in microbiology, has 30 years of Health Care experience, and has been an invited speaker on reimbursement since 1991.

Arthur F. Helf

Mr. Helf has served as Chairman and Chief Executive Officer of the Corporation and the Bank since their inception. He has an extensive business background as division head and president of various Fortune 500 Companies in Tennessee and Ohio. From 1982 to 1998, Mr. Helf managed his own consulting firm offering marketing and management initiatives, strategic planning and general management services, including turn-around assignments. He also is actively involved in the community serving on the Cool Springs Chamber of Commerce Board and is Chairman for 2005. He is a board member of the Franklin YMCA, Vice President / Treasurer of the Franklin Rotary, a member of Empty Hands Fellowship and a Diaconate at his church. Most recently, Mr. Helf was nominated as one of the 25 most influential individuals in Williamson County by the Nashville Business Journal. Mr. Helf also served as a commissioned officer (Airborne / Ranger) in the U.S. Army. He received a B.S. from Florida State University.

Winston C. Hickman

Mr. Hickman has been a principal of T.W. Frierson Construction and Design Systems Builders of Nashville, Tennessee since 1973. Mr. Hickman’s professional career includes positions with the DuPont Company, Old Hickory, Tennessee; Jamison Bedding, Franklin, Tennessee; business owner with Nashville Record Plating; and project manager with the Hardaway Construction Company of Nashville. Civic activities include the Downtown Optimist Club; Vice President and President of Associated Builders and Contractors Association; and President (3 years) and Coach (14 years) of the Crieve Hall Youth Athletic Association. Mr. Hickman has served in the following capacities with the Brentwood United Methodist Church:  Youth Leader, Sunday School Superintendent, Finance Committee, Chairman/Trustee. He is a graduate of the University of Tennessee, College of Engineering.

Fowler H. Low

Mr. Low, semi-retired, is currently a Senior Advisor for Special Projects for GENESCO, Inc., where he served as Chairman and Chief Executive Officer of Johnston and Murphy until late 1998. Mr. Low’s responsibilities with Johnston & Murphy included a nation-wide chain of retail stores and leased departments, and a wholesale sales/marketing group, as well as all manufacturing and sourcing. Concurrently, he was responsible for Volunteer Leather Company (a tannery) and GENESCO’S Export and Licensing operations. In 1996, he was named Senior Vice President of GENESCO, Inc. During his career, Mr. Low also served as President of the Williams Manufacturing Company, Portsmouth, Ohio, and Vice President of G.H. Bass & Company. Mr. Low is past Director of the Nashville Better Business Bureau and currently a director of Maine Cottage Furniture, Yarmouth, Maine. Mr. Low is a past Director of the Employee Credit Association (ECA) of Nashville, Tennessee. He served as an officer in the U.S. Navy aboard the destroyer U.S.S. James C. Owens. Mr. Low is a member of First Baptist Church (downtown), Nashville, Tennessee. Mr. Low is a graduate of Georgia Institute of Technology (B.S. Industrial Management).

William W. McInnes

Mr. McInnes is a private investor and is active in a number of businesses and activities locally and nationally as well. During his professional career, Mr. McInnes has worked as a broker, analyst, and in corporate finance with J.C. Bradford & Company in Nashville. Additionally, Mr. McInnes served as Vice President—Finance and Treasurer for Hospital Corporation of America from 1978 to 1993, where he initiated a successful leveraged buyout which netted $2.5 billion upon the initial offering. He has been a director at CTI Molecular Imaging, Inc. since 2002. He has served as a director of various companies including three public companies, Candela Laser Corporation, Surgical Care Affiliates, and Gulf South Medical Supply. His civic involvement includes the Nashville Community Foundation; Tennessee Performing Arts Center; Harpeth Hall School (Treasurer); WPLN (Treasurer); Friends of Warner Parks; Tennessee Botanical Gardens and Fine Arts Center; Vanderbilt Children’s Hospital; and YMCA (Advisory Board). Other activities Mr. McInnes has been involved with include: Tennessee Special Olympics (Chairman); Tennessee Repertory Theatre (Chairman); Junior Achievement; Ensworth School; Nashville Child Center; HCA Foundation; and the Jack C. Massey School of Business, Belmont University. Professional involvements include: Financial Executives Institute; Society of Chartered Financial Analysts; and the Nashville Society of Financial Analysts (President). Mr. McInnes is a graduate of Vanderbilt University (B.A., Philosophy) and Harvard Business School (M.B.A.).

Thomas R. Miller

Mr. Miller is a licensed commercial realtor. A former Alderman for the city of Franklin, Tennessee from 1997 to 2003, Mr. Miller is now the Mayor of Franklin since 2003. Mr. Miller has been involved in sales and marketing positions for New York Life Insurance Company; Lumberman’s Underwriting Alliance (a specialty insurer of lumber and woodworking properties); a marine insurance department; and a manager of a housing corporation. He served as Chief Executive Officer of Mid-Continent Systems in Arkansas as president of its insurance subsidiary. Mr. Miller served as sales manager of Johnson & Higgins, an international insurance broker located in Nashville, Tennessee. In 1991, Mr. Miller became a national sales manager with National Rehabilitation Centers, d/b/a Rehability Corporation where he recruited, trained, and managed national sales staff and branch office sales representatives. He is a member of Christ Community Church, Franklin, Tennessee.

Darrel Reifschneider

Darrel Reifschneider is the President and CEO of Harpeth True Value Hardware, a retail store and lumber yard in Franklin, Tennessee from 2000, in addition to a number of entrepreneurial endeavors throughout middle Tennessee. Mr. Reifschneider was President of Manchester Tank Company, the second largest manufacturer of propane tanks in the United States and was associated with that company from 1946 to 1999. He is active in the Franklin Chamber of Commerce and the Breakfast Rotary at Franklin. Mr. Reifschneider is a graduate of Long Beach State University (B.S.). Darrell attends St. Andrew Lutheran Church in Franklin, Tennessee. He is a member of the Church Council and is the Chairperson of the Finance Committee.

Michael R. Sapp

Mr. Sapp has served as President of the Corporation and as President and Chief Lending Officer of  the Bank since their inception. He has over twenty-five years of banking experience, with twenty years having been in Middle Tennessee. He was Division Manager / Senior Vice President, Equipment Finance Division at First American National Bank in Nashville for thirteen years until 1997. Mr. Sapp began his banking career in 1978 at BancOhio National Bank (now National City Corporation) as a branch lending officer. Mr. Sapp is active in numerous activities at Christ Presbyterian Church and has served as a Youth Basketball Coach in the Franklin community. He received a B.S. from Ohio State University. In addition, he has attended the Colgate Darden School of Commercial Lending and is a Certified Instructor for the Forum Sales Training Program.

Regg E. Swanson

Mr. Swanson has been president and managing member of STAR Physical Therapy, LLC since 1997. STAR Physical Therapy has seven outpatient and two contract physical therapy clinics. Mr. Swanson has been involved with sports medicine and physical therapy for 30 years, the last 18 years in Williamson County. Locally, he has designed and promoted the sports medicine athletic training coverage for all the high schools in Williamson County. Mr. Swanson is board member of the Maryland Farms YMCA and is active with the “We Build People” campaign. In 1988, he was one of the United States athletic trainers invited to travel with the Olympic team to Seoul, Korea. Mr. Swanson was honored in 1991 as Tennessee Clinical Athletic Trainer of the Year. He was head athletic trainer for the 1996 Atlanta Organizing Committee for the Olympic Games, in charge of the swimming venue. Mr. Swanson is very active and serves as a deacon at First Presbyterian Church. He is a graduate of Wayne State College, Nebraska (B.A. and M.A.) and the University of Oregon (Sports Medicine, National Athletic Trainer’s Association).

Paul A. Thomas, M.D.

Dr. Thomas is an orthopedic surgeon and member of the Bone & Joint Clinic in Franklin, Tennessee from October 1991. Dr. Thomas is a member of the Williamson Medical Society, Tennessee Medical Association, and American Medical Association. He is a fellow and board certified by the American Academy of Orthopedic Surgeons. He presently serves as an active staff physician at Williamson Medical Center and is chairman of the Emergency Room and Outpatient Committee. He also serves as a member of the Surgery Department Committee and is a member of the Nashville Orthopedic Association. In 1994, he was awarded the Physician of the Year by the Williamson Medical Center. Dr. Thomas presently serves as team physician for Battle Ground Academy and is a member of the Board of Directors for Battle Ground Academy’s Wildcat Club. He serves as an active sponsor of the Fellowship of Christian Athletes and participates in the free physicals for Williamson County Athletes Program. He was one of the founding members of the board of directors for the Franklin YMCA. Dr. Thomas is a Deacon at Christ Community Church and is actively involved in the Franklin Community Ministry. Dr. Thomas received his medical degree at the University Of Tennessee College Of Medicine, in Memphis,  He served an internship at the University of Tennessee Center for Health Sciences from 1984-1985 and a residence in surgery at the University of Tennessee at Memphis from 1985-1986. He earned a fellowship in orthopedic surgery at the Campbell Clinic in Memphis from 1986 to 1989.

Executive Officers

The executive officers of the Corporation and the Bank are Arthur F. Helf, Chief Executive Officer, Michael R. Sapp, President and Chief Lending Officer, and H. Lamar Cox, Chief Financial Officer. They are also Directors of the Corporation and the Bank. Biographical information regarding these executive officers is included above.

ITEM 6.   EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth the aggregate remuneration paid by the Corporation or the Bank for services for the year ended December 31, 2004 to the Chief Executive Officer, other executive officers, and other officers receiving in excess of $100,000 during any of the prior three years.

					Long-Term Compensation
					Awards		Payouts
		Annual Compensation			Restricted	Securities Underlying
Name and Position	Year	Salary ($)	Bonus ($)	Other Annual(1) Compensation ($)	Stock Award(s) ($)	Options/ SARs (#)	LTIP Payouts ($)	All other Compensation
Arthur F. Helf	2004	$161,350	$116,000	$11,045	—	20,000	—	—
Chairman and CEO	2003	$132,000	$55,000	$8,878	—	50,000	—	—
	2002	$110,000	$55,000	$8,878	—	—	—	—
Michael R. Sapp	2004	$161,350	$116,000	$11,588	—	20,000	—	—
President and CLO	2003	$132,000	$55,000	$6,087	—	50,000	—	—
	2002	$110,000	$55,000	$6,087	—	—	—	—
H. Lamar Cox	2004	$152,815	$112,000	$18,910	—	20,000	—	—
CFO	2003	$125,000	$50,000	$13,410	—	50,000	—	—
	2002	$100,000	$50,000	$7,410	—	—	—	—
John L. Burton	2004	$96,400	$51,382		—	—	—	—
Sr. Vice President	2003	$95,000	$11,664	—	—	4,000	—	—
	2002	$—	$—	—	—	—	—	—
Andrew M. Hawkins	2004	$79,400	$40,926	—	—	—	—	—
Vice President	2003	$70,000	$28,020	—	—	—	—	—
	2002	$65,000	$6,000	—	—	2,000	—	—

(1)             Other annual compensation includes directors’ fees, car allowances and life insurance premiums paid.

Stock Option Plans

The original fourteen (14) incorporators and members of the Board of Directors of the Bank were granted an aggregate of 122,500 options to purchase shares at $5.00 a share.

In August, 2003, the Board of Directors approved an Option Plan for active directors and incorporators in recognition of their four years of service to the Corporation without compensation. An aggregate of 320,000 options to purchase shares at a price of $10.50 were included in this plan.

Pursuant to employment agreements, executive officers received options equal to 14% of the shares sold in the original offering at an exercise price of $5.00. Based on the initial sale of 1,817,440 shares, executive officer options totaled 254,440. In February, 2003, executive officers Arthur F. Helf, Michael R. Sapp, and H. Lamar Cox were granted 30,000 options each at an exercise price of $7.50 to vest over 3 years. In March, 2004, executive officers Arthur F. Helf, Michael R. Sapp, and H. Lamar Cox were granted 20,000 options each at an exercise price of $11.00 to vest immediately.

The Board of Directors has granted incentive options to various employees who are not executive officers. Incentive options are used for recruiting and retention purposes and to recognize performance. Employee incentive options include 13,000 options to purchase shares at $5.00 a share granted in 2000 and 2001. 9,000 options to purchase shares at $7.50 a share were granted in March, 2003. 31,000 options to purchase shares at $10.50 per share were granted in December, 2003. All of these incentive options vest in 2 years and are exercisable in 10 years.

The total number of options outstanding in all programs is 837,592. 757,592 options are fully vested at December 31, 2004. In the event the Corporation merges or consolidates with or into any other corporation, or sells or otherwise transfers its property, assets, and business substantially in its entirety to a successor corporation, there shall thereafter be deliverable upon any exercise of an option the number of shares of stock or other securities or property (including cash) to which a holder of the number of shares of common stock which would otherwise have been deliverable upon the exercise of such option would have been entitled upon such merger, consolidation, sale or transfer if such option had been exercised in full immediately prior thereto.

Option Grants in 2004

Set forth below is information with respect to options for shares of the Bank’s common stock granted to the Bank’s executive officers in 2004:

	Number of Securities Underlying Options	Percent of Total Options Granted to Employees	Exercise or Base	Expiration	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Granted (#)	in 2004 (%)	Price ($/ Share)	Date	5% ($)	10% ($)
Arthur F. Helf	20,000	33.33%	$11	3/16/2014	$138,357	$350,623
Michael R. Sapp	20,000	33.33%	$11	3/16/2014	$138,357	$350,623
H. Lamar Cox	20,000	33.33%	$11	3/16/2014	$138,357	$350,623

Option Exercises

Aggregated Option Exercises in 2004 and Option Values at December 31, 2004

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at 12/31/2004 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options at 12/31/2004 ($) Exercisable/Unexercisable(1)
Arthur F. Helf	—	—	150,872/20,000	$1,187,336/$141,200
Michael R. Sapp	—	—	150,872/20,000	$1,187,336/$141,200
H. Lamar Cox	2,000	$12,000	85,348/20,000	$560,926/$141,200

(1)          Calculation uses $14.56 as the assumed market value at 12/31/2004.

Director’s Compensation

Directors of the Corporation and the Bank, who are the same individuals, receive fees for board meetings and committee meetings attended. Executive officers who are also directors receive fees for board meetings attended but not for committee meetings. In 2004, the thirteen directors and executive officers were paid a total of $63,700 in fees.

Employment Agreements

On July 20, 2004, the Bank entered into two-year automatically renewable employment agreements with three executive officers.  In the event of a change in control of the Bank, or an executive officer is terminated without cause, the Bank has an obligation to pay 2.99 times the officer’s annual salary and bonus which combined is not to be less than the previous year’s salary and bonus. This payment, can at the Bank’s discretion, be made as a lump sum payment or in equal payments over a twenty four month period. Additionally, the Bank will provide health and life insurance benefits for a period of two years and pay up to $100,000 per executive officer for excise tax payable due to the receipt of the other payments. Also, under the terms of the employment agreement, the executive officers agree to a 3 year non-compete period after a change in control during which they may not engage in or be an interested party in any business similar to or engaging in business similar to the Bank. At December 31, 2004, a change in control would have resulted in payments for salary and bonus for all executive officers totaling $2,458,545. The employment agreements are included as Exhibits 10.8, 10.9, and 10.10.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee includes board members Darrel Reifschneider, Paul W. Dierksen, and William McInnes (Chairman). No member of the compensation committee was an officer of the Corporation or Bank during 2004. None of the executive officers have served as a director or member of the compensation committee of any other entity whose executive officers served on our board of directors or the human resources committee. All decisions relating to officer compensation are reviewed by the full board.

The compensation practices of the Corporation are designed to provide competitive level of compensation to the executive officers and to provide rewards for satisfactory performance. Each executive officer’s performance is evaluated for bonus eligibility against plan targets in four areas: net income, loan quality, expense ratio, and assets per employee. If all plan targets are met, the executive officer is eligible to receive a bonus up to fifty percent of their prior year salary. The Corporation provides medical and other benefits to the executive officers that are generally available to other employees. The executive officers receive a car allowance and the Corporation purchases term life insurance policies covering the executive officers that provide 60% of the policy benefit to the executive officers.

Chief Executive Officer’s 2004 Compensation

The Chief Executive Officer compensation is determined in the same manner as the other executive officers as discussed above. The Chief Executive Officer’s performance is evaluated for bonus eligibility against plan targets in four areas: net income, loan quality, expense ratio, and assets per employee. If all plan targets are met, the Chief Executive Officer is eligible to receive a bonus up to fifty percent of his prior year salary. The Corporation provides medical and other benefits to the Chief Executive Officer that are generally available to other employees. The Chief Executive Officer receives a car allowance and the Corporation purchases term life insurance coverage that provides 60% of the policy benefit to the Chief Executive Officer.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Bank has in the past and will continue to have in the future banking transactions in the ordinary course of business with directors, officers, and 5% shareholders and “related interests” of such persons. As used in this connection, “related interests” includes any entities, such as corporations in which directors have a 10% or greater ownership; corporations in which directors or officers of the Corporation also serve as officers; other organizations, partnerships, and entities in which such persons are interested; and certain relatives of directors and officers. It is management’s opinion that the direct and indirect extensions of credit described above have been and will continue to be (i) evidenced by a promissory note naming the lender as payee, and contain an annual percentage rate which is reasonably comparable to that normally charged to non-affiliates by other commercial lenders for similar loans made in the lender’s locale; (ii) repaid pursuant to appropriate amortization schedules and contain default provisions comparable to those normally used by other commercial lenders for similar loans made in the lender’s locale; (iii) made only if credit reports and financial statements, or other reasonable investigation appropriate in light of the nature and terms of the loan and which meet the loan policies normally used by other commercial lenders for similar loans made to non-affiliates in the lender’s locale, show the borrower to be collectible and a satisfactory credit risk; and (iv) relative to the purpose of the loan and the disbursement of proceeds, reviewed and monitored in a manner comparable to that normally used by other commercial lenders for similar loans made in the lender’s locale on the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions with unrelated persons and have not, and will not in the future, involve more than normal risk of uncollectibility or present other unfavorable features. During 2004, the amount of extensions of credit to any director or officer, together with related interests, did not exceed 10% of the Bank’s equity capital. At December 31, 2004, direct and indirect loans to officers and directors by the Bank aggregated approximately $3.9 million.

ITEM 8.   LEGAL PROCEEDINGS

To the best of the Corporation’s knowledge, there are no pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Corporation or the Bank is a party or of which any of the Corporation’s or the Bank’s property is the subject.

ITEM 9.   MARKET PRICE OF AND DIVIDENDS ON THE CORPORATION’S COMMON STOCK
AND OTHER SHAREHOLDER MATTERS

As of December 31, 2004, the number of holders of common stock, the only class of common equity security of the Corporation issued and outstanding was 608. The common stock of the Corporation is not traded through an organized exchange nor is there a known active trading market. The following table shows the quarterly range of high and low sale prices for the Corporation’s common stock during fiscal years 2004 and 2003. This sale price represents transactions which management is aware of, but does not necessarily represent all trading transactions for the period.

Year		High	Low
2003:	First Quarter	$9.00	$7.50
	Second Quarter	$9.00	$9.00
	Third Quarter	$10.00	$9.00
	Fourth Quarter	$10.00	$10.00
2004:	First Quarter	$11.00	$11.00
	Second Quarter	$11.00	$11.00
	Third Quarter	$14.00	$11.00
	Fourth Quarter	No sales	No sales

The most recent sale was on April 11, 2005 for $15.00 per share.

The holders of Corporation common stock are entitled to receive, pro rata, such dividends and other distributions as and when declared by the Corporation’s Board of Directors out of the assets and funds legally available therefore. The payment of dividends by the Corporation depends to a great extent on the ability of the Bank to pay dividends. The Bank’s Board may not declare dividends in any calendar year that exceeds the total of its net income of that year combined with its retained net income of the preceding two years without the approval of the Tennessee Commissioner of Financial Institutions. Also, the Bank may not pay out more dividends than the amount of positive retained earnings. The amount of positive retained earnings at December 31, 2004 was $713,771. Further, despite the availability of net or accumulated earnings in later years of operations and the capacity to maintain capital at levels required by governmental regulation, the directors of the Bank may choose to retain all earnings for the operation of the business.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Shareholders	—	—	—
Equity Compensation Plans Not Approved by Shareholders (incentive options for executive officers, directors, and incorporators)	837,592	$7.99	0
Total	837,592	$7.99	0

The original fourteen (14) incorporators and members of the Board of Directors were granted an aggregate of 122,500 options to purchase shares at $5.00 a share. 10,000 options were exercised in 2002 leaving an outstanding amount of options to purchase 112,500 shares.

In August, 2003, the Board of Directors approved an option plan for active directors and incorporators in recognition of their four years of service to the Corporation without compensation. An aggregate of 320,000 options to purchase shares at a price of $10.50 were included in this plan.

Pursuant to employment agreements, executive officers received options equal to 14% of the shares sold in the original offering at an exercise price of $5.00. Based on the initial sale of 1,817,440 shares, executive officer options totaled 254,440. Of this total, 24,232 options were exercised in 2002 and 12,116 options were forfeited leaving an outstanding balance of 218,092 options to purchase shares. In February, 2003, executive officers Arthur F. Helf, Michael R. Sapp, and H. Lamar Cox were granted 30,000 options each at an exercise price of $7.50 to vest over 3 years. In March, 2004, executive officers Arthur F. Helf, Michael R. Sapp, and H. Lamar Cox were granted 20,000 options each at an exercise price of $11.00 to vest immediately.

The Board of Directors has granted incentive options to various employees who are not executive officers. Incentive options are used for recruiting and retention purposes and to recognize performance. Employee incentive options include 13,000 options to purchase shares at $5.00 a share granted in 2000 and 2001. 5,000 options to purchase shares have been forfeited by former employees, 3,000 options were exercised on December 31, 2003, and 1,000 options were exercised in 2004. The remaining 4,000 are fully vested. 9,000 options to purchase shares at $7.50 a share were granted in March, 2003.  31,000 options to purchase shares at $10.50 per share were granted in December, 2003.  All of these incentive options vest in 2 years and are exercisable in 10 years. Of these, 5,000 options were forfeited in 2004.

The total number of options outstanding in all programs is 837,592 of which 757,592 are fully vested at December 31, 2004. In the event the Corporation merges or consolidates with or into any other corporation, or sells or otherwise transfers its property, assets, and business substantially in its entirety to a successor corporation, there shall thereafter be deliverable upon any exercise of an option the number of shares of stock or other securities or property (including cash) to which a holder of the number of shares of common stock which would otherwise have been deliverable upon the exercise of such option would have been entitled upon such merger, consolidation, sale or transfer if such option had been exercised in full immediately prior thereto.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES

During 2004, the Corporation sold 775,000 shares of its common stock in a public offering at a per share price of $11.00. The proceeds were used for general corporate purposes. This offering was limited to residents of the state of Tennessee, and the Corporation relied on the exemption provided by Section 3(a)(11) of the Securities Act of 1933, relating to securities issued only in the state where the issuer is located.

Also during 2004, H. Lamar Cox, the Chief Financial Officer exercised the option to purchase 2,000 shares of common stock at an exercise price of $11.00 per share. This exercise of stock options was a transaction by the Corporation that did not involve a public offering. The Corporation relied on the exemption provided by Section 4(2) of the Securities Act of 1933.

Also during 2004, Junie Nuestro, a former employee exercised the option to purchase 1,000 shares of common stock at an exercise price of $7.00 per share. This exercise of stock options was a transaction by the Corporation that did not involve a public offering. The Corporation relied on the exemption provided by Section 4(2) of the Securities Act of 1933.

During 2003, the Corporation sold 437,346 shares of its common stock in a public offering at a per share price of $9.00. The proceeds were used for general corporate purposes. This offering was limited to residents of the state of Tennessee, and the Corporation relied on the exemption provided by Section 3(a)(11) of the Securities Act of 1933, relating to securities issued only in the state where the issuer is located.

Also during 2003, Phyllis Sweat, a former employee, exercised the option to purchase 3,000 shares at an exercise price of $11.00 per share. This exercise of stock options was a transaction by the Corporation that did not involve a public offering. The Corporation relied on the exemption provided by Section 4(2) of the Securities Act of 1933.

During 2002, the Corporation sold 166,656 shares of its common stock in a public offering at a per share price of $7.00. The proceeds were used for general corporate purposes. This offering was limited to residents of the state of Tennessee, and the Corporation relied on the exemption provided by Section 3(a)(11) of the Securities Act of 1933, relating to securities issued only in the state where the issuer is located.

Also during 2002, Kathy Jackson, a former employee, exercised the option to purchase 34,232 shares at an exercise price of $6.25 per share. This exercise of stock options was a transaction by the Corporation that did not involve a public offering. The Corporation relied on the exemption provided by Section 4(2) of the Securities Act of 1933.

ITEM 11.   DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

General

The Corporation was authorized by its charter to issue a maximum of 5,000,000 shares of common stock, $.50 par value per share, and 1,000,000 shares of preferred stock, no par value. There were 3,238,674 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding at March 31, 2005. The outstanding shares of common stock are fully paid and nonassessable. There are no shares of preferred stock issued and outstanding.

There is no established market for the shares of the Corporation. There is no significant likelihood that any such market will develop in the future. Although there has been limited trading of the shares, transactions have not been sufficient in frequency or volume to constitute an established trading market. It is the understanding of management through conversation with purchasers and/or sellers that the shares during the last year have been trading between $11.00 and $15.00 per share. On July 31, 2004 the Corporation completed a public offering which resulted in the sale of 775,000 shares at $11.00. Shareholders wishing to transfer shares of the Corporation presently do so in isolated, individually negotiated transactions although, upon request, the Corporation attempts to assist shareholders wishing to transfer shares of the Corporation in locating purchasers for such shares.

Common Stock

The following is a summary of certain rights and provisions of the Corporation common stock.

Dividend Rights and Limitations on Payment of Dividends.   Except as described below, the holders of Corporation common stock are entitled to receive, pro rata, such dividends and other distributions as and when declared by the Corporation’s Board of Directors out of the assets and funds legally available therefor. The payment of dividends by Corporation depends to a great extent on the ability of the Bank to pay dividends. Shareholders should be aware that the Federal Deposit Insurance Act would prohibit any dividend payments by a bank if such bank is in default in the payment of any assessment due the FDIC. The Bank has paid all such assessments due to the date of this Offering and anticipates doing so in the future.

There is a charter provision which allows the Corporation to declare a one-for-one stock dividend only to shareholders who beneficially own less than 20% of the outstanding shares. This provision is intended to enhance the ability of the Board of Directors to deal with acquisition proposals in the best interests of the shareholders. Alternately, the provision may be viewed as a means to limit the ability of a shareholder who acquires 20% or more of the shares to exercise a controlling influence on the Corporation without Board authorization.

Voting Rights.   The holders of Corporation common stock are entitled to one vote per share on all matters presented for a shareholder vote. There is no provision for cumulative voting. A set of bylaws have been adopted for the guidance and control of the Corporation. Amendments to the bylaws will be effected by majority vote of the shareholders. Although Tennessee law only requires a majority vote for approval of shareholder actions, the charter of the Corporation will require the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of common stock for mergers, consolidations, or other similar transactions and for amendments to this provision of the charter of the Corporation.

Board of Directors.   The business of the Corporation is controlled by a Board of Directors, which is elected by a majority vote of the shareholders. Shareholders will be required to state nominations for directors in writing and file such nominations with the secretary of the Corporation. To be timely, nominations for directors must be mailed and received at the principal office of the Corporation not less than 120 days prior to the meeting at which directors are to be elected. The Board of Directors is divided into three classes, designated Class I, Class II and Class III, each of which is approximately equal in number. Any vacancies in the Board of Directors and any newly created directorships may be filled only by an 80% vote of the directors then in office. The Board is comprised of 13 directors. The number of directors serving on the Board may be changed by a resolution adopted by the affirmative vote of at least 80% of the directors then in office. Each director shall serve until his or her successor is elected and qualified or until his or her earlier death, resignation, or removal. The provisions of this section of the charter may be amended with a two-thirds vote of the shareholders.

Liquidation Rights.   Upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Corporation, after the payment in full of its debts and other liabilities, the remainder of its assets, if any, are to be distributed pro rata among the holders of Corporation common stock. Subject to any required regulatory approvals, the Board of Directors of the Corporation, at their discretion, may authorize and issue debt obligations, whether or not subordinated, without prior approval of the shareholders, thereby further depleting the liquidation value of the shares.

Preemptive Rights.   The holders of Corporation common stock do not have the preemptive right to purchase additional shares offered by the Corporation in the future. That is, the Corporation may sell additional shares to particular shareholders or to non-shareholders without first offering each then-current shareholder the right to purchase the same percentage of such newly offered shares as is the shareholder’s percentage of the then-outstanding shares of the Corporation.

Redemption.   The Corporation common stock may not be redeemed except upon consent of both the shareholder and the Corporation.

Conversion Rights.   The holders of Corporation common stock have no conversion rights.

Liability to Further Calls or to Assessments by the Corporation.   The Corporation common stock is not subject to liability for further calls or to assessments by the Corporation.

Options

The original fourteen (14) incorporators and members of the Board of Directors were granted an aggregate of 122,500 options to purchase shares at $5.00 a share. 10,000 options were exercised in 2002 leaving an outstanding amount of options to purchase 112,500 shares.

In August, 2003, the Board of Directors approved an option plan for active directors and incorporators in recognition of their four years of service to the Corporation without compensation. An aggregate of 320,000 options to purchase shares at a price of $10.50 were included in this plan.

Pursuant to employment agreements, executive officers received options equal to 14% of the shares sold in the original offering at an exercise price of $5.00. Based on the initial sale of 1,817,440 shares, executive officer options totaled 254,440. Of this total, 24,232 options were exercised in 2002 and 12,116 options were forfeited leaving an outstanding balance of 218,092 options to purchase shares. In February, 2003, executive officers Arthur F. Helf, Michael R. Sapp, and H. Lamar Cox were granted 30,000 options each at an exercise price of $7.50 to vest over 3 years. In March 2004, executive officers Arthur F. Helf, Michael R. Sapp, and H. Lamar Cox were granted 20,000 options each at an exercise price of $11.00 to vest immediately.

The Board of Directors has granted incentive options to various employees who are not executive officers. Incentive options are used for recruiting and retention purposes and to recognize performance. Employee incentive options include 13,000 options to purchase shares at $5.00 a share granted in 2000 and 2001. 5,000 options to purchase shares have been forfeited by former employees, 3,000 options were exercised on December 31, 2003, and 1,000 options were exercised in 2004. The remaining 4,000 are fully vested. 9,000 options to purchase shares at $7.50 a share were granted in March, 2003.  31,000 options to purchase shares at $10.50 per share were granted in December, 2003.  All of these incentive options vest in 2 years and are exercisable in 10 years. Of these, 5,000 options were forfeited in 2004.

The total number of options outstanding in all programs is 837,592 of which 757,592 are fully vested at December 31, 2004. In the event the Corporation merges or consolidates with or into any other corporation, or sells or otherwise transfers its property, assets, and business substantially in its entirety to a successor corporation, there shall thereafter be deliverable upon any exercise of an option the number of shares of stock or other securities or property (including cash) to which a holder of the number of shares of common stock which would otherwise have been deliverable upon the exercise of such option would have been entitled upon such merger, consolidation, sale or transfer if such option had been exercised in full immediately prior thereto.

Preferred Stock

The Charter of the Corporation authorizes the issuance by the Corporation of up to 1,000,000 shares of its preferred stock. The preferred stock may be issued by vote of the Board of Directors without shareholder approval. The preferred stock may be issued in one or more classes and series, with such designations, full or limited voting rights (or without voting rights), redemption, conversion or sinking fund provisions, dividend rates or provisions, liquidation rights, and other preferences and limitations as the Board of Directors may determine in the exercise of its business judgment. The preferred stock may be issued by the Board of Directors for a variety of reasons. The Corporation has no present plans to issue any of its preferred stock.

The preferred stock could be issued in public or private transactions in one or more (isolated or series of) issues. The shares of any issue of preferred stock could be issued with rights, including voting, dividend, and liquidation features, superior to those of any issue or class of shares. The issuance of shares of the preferred stock could serve to dilute the voting rights or ownership percentage of holders of the shares of the Corporation’s common stock. The issuance of shares of the preferred stock might also serve to deter or block any attempt to obtain control of the Corporation or to facilitate any such attempt.

Directors’ Rights of First Refusal

The incorporators and directors have entered into an agreement amongst themselves regarding their ownership of Corporation common stock. If any person or entity makes a bona fide offer to purchase shares of the Corporation from an incorporator, Board member, or his related interests, then the incorporator, Board member, or his related interests desiring to sell (hereinafter referred to as “Offeror”) to that person or entity must give written notice to each other incorporator or director individually and to the Corporation. An offer shall be considered bona fide by presenting evidence that funds representing at least ten percent (10%) of the purchase price have been paid to the Offeror as an earnest money deposit. This written notice from Offeror to each incorporator or director and the Corporation shall set forth the name and address of the proposed purchaser of Offeror’s shares and shall set forth all of the terms, conditions, and prices of said purchase and a statement of the intention of the shareholder to transfer his shares.

For 15 days from the receipt of written notice by the Offeror, the Corporation will have an absolute right to redeem the Offeror’s offered shares upon the same terms and conditions as set forth in the written notice by giving written notice to the Offeror within the period. If the Corporation fails to give notice within the time allowed of its intent to redeem all the Offeror’s shares, the other incorporators and directors shall have an absolute right to purchase the Offeror’s offered shares upon the same terms and conditions as set forth in the written notice. The right of each  incorporator and director shall be on a pro rata basis with each other incorporator and director, based on the incorporators’ or directors’ respective ownership of shares, making a pro rata division of all the shares being offered for sale where all remaining incorporators or directors accept the offer. Such incorporator’s and director’s first right of refusal shall be exercised by giving written notice to the Offeror within 15 days after the Corporation ‘s right to give notice to purchase has lapsed. If only one other incorporator or director desires to exercise such right and purchase all of the offered shares, such other incorporator or director shall be allowed to do so. If more than one incorporator or director, but less than all incorporators or directors, accept the offer, such incorporators’ or directors’ right to purchase all the offered shares shall be on a pro rata basis, unless otherwise agreed. The referenced time periods may be extended if additional time is necessary for regulatory approval.

If neither the incorporators, directors, nor the Corporation notify Offeror of their intent to purchase all of Offeror’s offered shares, such omission shall be a rejection of the offer, and at the end of the period, Offeror is free, for a period of 90 days to sell all of his initially offered shares to the party designated in the original written notice and upon the terms, conditions, and price designated in the original written notice. The right of first refusal shall not apply to sales or transfers to beneficial owners or family members.

Anti-Takeover Provisions In Bank’s Organizational Documents

“Blank Check” Preferred Stock

The Corporation’s Charter provides that its board of directors may issue “blank check” preferred stock without shareholder approval. Some of the rights and preferences of these shares of preferred stock would be superior to the rights and preferences of shares of the Corporation’s common stock. Accordingly, the issuance of new shares of preferred stock may adversely affect the rights of the holders of shares of the Corporation’s common stock.

Tennessee Anti-Takeover Statutes

In addition to certain of the provisions in the Corporation’s Charter discussed above, Tennessee has adopted a series of statutes which can have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares.

Business Combination Statute

Tennessee’s Business Combination Act (the “Business Combination Act”) provides that a party owning 10% or more of stock in a “resident domestic corporation” (such party is called an “interested shareholder”) cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least 5 years after the interested shareholder first acquired 10% or more of the resident domestic corporation, and (ii) either (A) is approved by at least 2/3 of the non-interested voting shares of the resident domestic corporation or (B) satisfies certain fairness conditions specified in the Business Combination Act.

A business combination with an entity can proceed without delay when approved by the resident domestic corporation’s board of directors before the other entity becomes an interested shareholder. Further, the Business Combination Act does not apply when the resident corporation enacts a charter amendment or bylaw removing itself entirely from the Business Combination Act. This charter amendment or bylaw must be approved by a majority of the shareholders who have held shares for more than one year prior to the vote. It may not take effect for at least two years after the vote. The Corporation has not adopted a charter or bylaw amendment removing itself from coverage under the Business Combination Act.

The Business Combination Act further provides an exemption from liability for officers and directors of resident domestic corporations who do not approve proposed business combinations or charter amendments and bylaws removing their corporations from the Business Combination Act’s coverage as long as the officers and directors act in “good faith belief” that the proposed business combination would adversely affect their corporation’s employees, customers, suppliers, or the communities in which their corporation operates and such factors are permitted to be considered by the board of directors under the charter.

Control Share Acquisition Act

The Tennessee Control Share Acquisition Act (“TCSAA”) strips a purchaser’s shares of voting rights any time an acquisition of shares in a covered Tennessee corporation brings the purchaser’s voting power to prescribed maximum levels. The purchaser’s voting rights can be established only by a majority vote of the other shareholders. The purchaser may, upon submitting a control share acquisition statement, demand a meeting of shareholders to conduct such a vote. The purchaser can demand such a meeting before acquiring a control share only if it holds at least 10% of outstanding shares and announces a good faith intention to make the control share acquisition. A target corporation may or may not redeem the purchaser’s shares if the shares are not granted voting rights. The TCSAA applies only to a corporation that has adopted a provision in its charter or bylaws expressly declaring that the TCSAA will apply. The Corporation has not adopted any provision in its charter or bylaws electing protection under the TCSAA.

Authorized Corporation Protection Act

The Tennessee Authorized Corporation Protection Act (“TACPA”) is the vehicle through which the Tennessee statutes attempt to permit the Business Combination Act and the TCSAA to govern foreign corporations. The TACPA provides that an authorized corporation can adopt a bylaw or a charter provision electing to be subject to the operative provisions of the Business Combination Act and the TCSAA, which then become applicable “to the same extent as such provisions apply to a resident domestic corporation.” Authorized corporations are those that are required to obtain a Certificate of Authority from the Tennessee Secretary of State and that satisfy any 2 of certain tests including having its principal place of business located in Tennessee; having a significant subsidiary located in Tennessee; having a majority of such corporation’s fixed assets located in Tennessee; having more than 10% of the beneficial owners of the voting stock or more than 10% of such corporation’s shares of voting stock beneficially owned by residents of Tennessee; employing more than 250 individuals in Tennessee or having an annual payroll paid to residents of Tennessee that is in excess of $5,000,000; producing goods and/or services in Tennessee that result in annual gross receipts in excess of $10,000,000; or having physical assets and/or deposits located within Tennessee that exceed $10,000,000 in value.

Greenmail Act

The Tennessee Greenmail Act (“TGA”) applies to any corporation chartered under the laws of Tennessee which has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. The TGA provides that it is unlawful for any corporation or a subsidiary of such corporation, to purchase, either directly or indirectly, any of its shares at a price above the market value, as defined in the TGA, from any person who holds more than 3% of the class of the securities to be purchased if such person has held such shares for less than two years, unless either the purchase is first approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation’s Charter provides that no director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent that the law of the State of Tennessee permits the limitation or elimination of the liability of directors.

The Corporation is a Tennessee corporation. Sections 48-18-501 through 48-18-509 of the Tennessee Business Corporation Act contain detailed provisions on indemnification of directors and officers of a Tennessee corporation against reasonable expenses.

The Corporation’s Charter authorizes it to indemnify each director or officer, including any person who, is or was serving at the request of the Corporation in any such capacity of another corporation, partnership, joint venture, trust, or other enterprise to the fullest extent permitted by the law of the State of Tennessee.

The Corporation’s Bylaws require it to indemnify to the fullest extent permitted by law any and all persons who may serve or who have served at any time as directors or officers, or who at the request of the board of directors of the Corporation may serve or at any time have served as directors or officers of another corporation in which the Corporation at such time owned or may own shares of stock or of which it was or may be a creditor, and their respective heirs, administrators, successors, and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reason of being or having been directors or officers or a director or officer of the corporation, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in any action, suit, or proceeding to be liable for his own negligence or misconduct in the performance of his duty. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders, or otherwise. Such indemnification will be in accordance with the provisions of the Tennessee Business Corporation Act and applicable rules and regulations of all governmental authorities (including but not limited to the FDIC, the TDFI, and the Federal Reserve Board) as they may exist from time to time.

ITEM 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Tennessee Commerce Bancorp, Inc.
Franklin, Tennessee

We have audited the consolidated balance sheets of Tennessee Commerce Bancorp, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tennessee Commerce Bancorp, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Brentwood, Tennessee
March 31, 2005

TENNESSEE COMMERCE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003
ASSETS
Cash and due from financial institutions	$3,837,569	$5,224,477
Federal funds sold	6,582,453	2,498,313
Cash and cash equivalents	10,420,022	7,722,790
Securities available for sale	18,609,929	12,898,015
Loans	216,166,884	135,186,608
Allowance for loan losses	(2,841,360)	(1,999,870)
Net loans	213,325,524	133,186,738
Premises and equipment, net	608,770	672,579
Accrued interest receivable	1,103,895	623,349
Restricted equity securities	320,891	230,591
Deferred tax asset	597,509	645,200
Other assets	930,466	96,160
Total assets	$245,917,006	$156,075,422
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest-bearing	$15,238,883	$9,423,197
Interest-bearing	206,154,810	132,870,130
Total deposits	221,393,693	142,293,327
Accrued interest payable	444,857	168,807
Accrued bonuses	125,000	195,000
Other liabilities	353,789	20,104
Total liabilities	222,317,339	142,677,238
Shareholders’ equity
Preferred stock, no par value. Authorized 1,000,000 shares; none issued	—	—
Common stock, $0.50 par value. Authorized 5,000,000 shares; issued 3,238,674 and 2,460,674 in 2004 and 2003	1,619,337	1,230,337
Additional paid-in capital	21,400,952	13,245,357
Retained Earnings (deficit)	713,771	(952,008)
Accumulated other comprehensive income (loss)	(134,393)	(125,502)
Total shareholders’ equity	23,599,667	13,398,184
Total liabilities and shareholders’ equity	$245,917,006	$156,075,422

See accompanying notes to consolidated financial statements.

TENNESSEE COMMERCE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Interest income
Loans, including fees	$12,496,388	$7,654,741	$4,478,200
Securities	616,207	486,032	654,321
Federal funds sold	72,430	65,027	48,077
Total interest income	13,185,025	8,205,800	5,180,598
Interest expense
Deposits	4,256,704	2,973,712	2,448,992
Other	8,257	2,996	3,188
Total interest expense	4,264,961	2,976,708	2,452,180
Net interest income	8,920,064	5,229,092	2,728,418
Provision for loan losses	2,420,000	1,115,000	317,500
Net interest income after provision for loan losses	6,500,064	4,114,092	2,410,918
Non interest income
Service charges on deposit accounts	23,973	17,482	11,431
Mortgage banking	130,325	147,555	—
Securities gains	33,246	132,558	138,514
Gain on sale of loans	503,468	—	—
Other	108,797	134,610	108,011
Total non interest income	799,809	432,205	257,956
Non interest expense
Salaries and employee benefits	2,604,130	2,006,311	1,101,509
Occupancy and equipment	473,248	439,449	297,952
Data processing fees	349,960	242,015	181,904
Professional fees	313,745	250,242	167,888
Other	810,968	521,367	433,837
Total non interest expenses	4,552,051	3,459,384	2,183,090
Income before income taxes	2,747,822	1,086,913	485,784
Income tax expense (benefit)	1,082,043	188,000	(650,000)
Net income	$1,665,779	$898,913	$1,135,784
Earnings per share (EPS):
Basic EPS	$0.57	$0.40	$0.62
Diluted EPS	0.53	0.38	0.59
Weighted average shares outstanding:
Basic	2,933,818	2,253,928	1,841,378
Diluted	3,166,794	2,379,861	1,911,026

See accompanying notes to consolidated financial statements.

TENNESSEE COMMERCE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years Ended December 31, 2004, 2003, and 2002

				Accumulated
		Additional	Retained	Other	Total
	Common	Paid-In	Earnings	Comprehensive	Shareholders’
	Stock	Capital	(Deficit)	Income (Loss)	Equity
Balance at January 1, 2002	$909,720	$8,187,480	$(2,986,705)	$(70,103)	$6,040,392
Comprehensive income
Net income	—	—	1,135,784	—	1,135,784
Other comprehensive income, net of income taxes
Unrealized gains on securities available for sale during the period	—	—	—	288,822	288,822
Reclassification adjustment for gains included in net income, net of $52,635 in tax	—	—	—	(85,879)	(85,879)
Total comprehensive income					1,338,727
Issuance of 166,656 common shares	83,328	1,166,592	—	—	1,249,920
Exercise of stock options to purchase 34,232 common shares	17,116	154,044	—	—	171,160
Balance at December 31, 2002	1,010,164	9,508,116	(1,850,921)	132,840	8,800,199
Comprehensive income
Net income	—	—	898,913	—	898,913
Other comprehensive income, net of income taxes
Unrealized gains on securities available for sale during the period	—	—	—	(176,156)	(176,156)
Reclassification adjustment for gains included in net income, net of $50,372 in tax	—	—	—	(82,186)	(82,186)
Total comprehensive income					640,571
Issuance of 437,346 common shares	218,673	3,717,441	—	—	3,936,114
Exercise of stock options to purchase 3,000 common shares	1,500	19,800	—	—	21,300
Balance at December 31, 2003	1,230,337	13,245,357	(952,008)	(125,502)	13,398,184
Comprehensive income
Net income	—	—	1,665,779	—	1,665,779
Other comprehensive income, net of income taxes
Unrealized gains on securities available for sale during the period	—	—	—	11,722	11,722
Reclassification adjustment for gains included in net income, net of $12,633 in tax	—	—	—	(20,613)	(20,613)
Total comprehensive income					1,656,888
Issuance of 775,000 common shares	387,500	8,137,500	—	—	8,525,000
Exercise of stock options to purchase 3,000 common shares	1,500	18,095	—	—	19,595
Balance at December 31, 2004	$1,619,337	$21,400,952	$713,771	$(134,393)	$23,599,667

See accompanying notes to consolidated financial statements.

TENNESSEE COMMERCE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Cash flows from operating activities
Net income	$1,665,779	$898,913	$1,135,784
Adjustments to reconcile net income to net cash used by operating activities
Depreciation	164,975	131,023	89,327
Provision for loan losses	2,420,000	1,115,000	317,500
FHLB stock dividends	(8,600)	(5,500)	(4,400)
Net amortization of investment securities	52,217	106,195	32,988
Gain on sales of securities	(33,246)	(132,558)	(138,514)
Change in:
Accrued interest receivable	(480,546)	(195,280)	(53,661)
Accrued interest payable	276,050	(17,596)	65,337
Other assets	(781,166)	270,795	(558,054)
Other liabilities	263,685	184,352	(27,507)
Net cash from operating activities	3,539,148	2,355,344	858,800
Cash flows from investing activities
Purchases of securities available for sale	(13,938,481)	(18,647,322)	(17,517,747)
Proceeds from sales of securities available for sale	4,908,874	12,992,001	14,928,935
Proceeds from maturities, prepayments and calls of securities available for sale	3,284,382	7,772,334	2,663,321
Net change in loans	(82,558,786)	(58,043,540)	(32,458,541)
Purchases of Federal Home Loan Bank stock	(81,700)	(15,400)	(59,600)
Net purchases of premises and equipment	(101,166)	(384,261)	(225,341)
Net cash from investing activities	(88,486,877)	(56,326,188)	(32,668,973)
Cash flows from financing activities
Net change in deposits	79,100,366	55,032,001	30,561,709
Net change in federal funds purchased	—	(1,500,000)	1,500,000
Proceeds from issuance of common stock	8,525,000	3,936,114	1,249,920
Proceeds from exercise of stock options	19,595	21,300	171,160
Net cash from financing activities	87,644,961	57,489,415	33,482,789
Net change in cash and cash equivalents	2,697,232	3,518,571	1,672,616
Cash and cash equivalents at beginning of year	7,722,790	4,204,219	2,531,603
Cash and cash equivalents at end of year	$10,420,022	$7,722,790	$4,204,219
Supplemental cash flow information:
Cash paid during year for interest	$3,988,911	$2,994,304	$2,663,081
Cash paid during year for income taxes	780,123	37,524	—

See accompanying notes to consolidated financial statements.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed and the methods of applying those principles conform with accounting principles generally accepted in the United States of America and to general practices in the banking industry. The significant policies are summarized as follows:

Principles of Consolidation:   The accompanying consolidated financial statements include the accounts of Tennessee Commerce Bancorp, Inc. (the Company) and its wholly-owned subsidiary, Tennessee Commerce Bank (the Bank). Material intercompany accounts and transactions have been eliminated.

Nature of Operations:   Tennessee Commerce Bancorp, Inc. was formed in July 2000. Tennessee Commerce Bank received its charter as a state bank and opened for business in January 2000. Substantially all of the assets, liabilities, and operations presented in the consolidated financial statements are attributable to Tennessee Commerce Bank. The Bank provides a variety of banking services to individuals and businesses in Middle Tennessee. Its primary deposit products are demand and savings deposits and certificates of deposit, and its primary lending products are commercial, lease financing, real estate mortgage and installment loans.

The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on local economic conditions.

Use of Estimates:   To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair value of financial instruments are particularly subject to change.

Statement of Cash Flows:   For purposes of presentation in the statements of cash flows, cash and cash equivalents include amounts due from financial institutions and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Securities:   In accordance with Statement of Accounting Standards No. 115, “Accounting for Certain Debt and Equity Securities” (SFAS 115), all securities are classified as available for sale. The Company currently has no trading securities or held to maturity securities.

Securities classified as available for sale may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Available for sale securities are reported at fair value and include securities not classified as held to maturity or trading.

Unrealized holding gains and losses for available for sale securities are reported in other comprehensive income. Realized gains (losses) on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific-identification method.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Mortgage Banking Activities:   The Bank originates mortgage loans for sale and these loans are carried at the lower of cost or fair value, determined on an aggregate basis. Generally, a commitment is obtained from investors at origination in order to minimize market risk directly related to interest rate movements. Origination fees are recorded as income when the loans are sold to third party investors.

Loans:   Loans that the Company has the positive intent and ability to hold to maturity are stated at the principal amount outstanding. Interest on loans is computed daily based on the principal amount outstanding. Loan origination fees are deferred, to the extent they exceed direct origination costs, and recognized over the life of the related loans as yield adjustments.

Loans are generally placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Allowance for Loan Losses:   The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Because of uncertainties associated with the regional economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management’s estimate of credit losses inherent in the loan portfolio and the related allowance may change materially in the near term. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment:   Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation is computed principally on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or useful life of the asset. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

Other Real Estate:   Real estate acquired by foreclosure is carried at the lower of the recorded investment in the property or its fair value at the date of foreclosure, determined by appraisal. Declines in value resulting from reappraisals as well as losses resulting from disposition are charged to operations.

Stock Split:   A two-for-one stock split to shareholders was distributed in December 2003, resulting in the issuance of 1,230,337 shares of common stock. Share data and all relevant portions of the presented financial statements have been adjusted to reflect the stock split.

Gain on Sale of Loans:   The Company records a transfer of financial assets as a sale when it surrenders control over those financial assets to the extent that consideration other than beneficial interests in the assets is received in exchange. The Company considers control surrendered when all conditions prescribed by Statement of Financial Accounting Standards No. 140, Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB statement No. 125 are met. These conditions focus on whether the transferred financial assets are isolated beyond the reach of the Company and its creditors, the constraints on the transferee or beneficial interest holders, and the Company’s rights or obligations to reacquire transferred financial assets. In accordance with SFAS No. 140, the Company records the transfer by allocating the previous carrying amount of the financial asset between the assets sold, and the retained interests, if any, based on their relative fair values at the date of transfer.

Interest-Only Strips Receivable:   Interest-only strips receivable are related to loans originated and sold to others, and represent the difference between the loan’s coupon rate and the rate “passed through” to investors. The initial amount recorded as interest-only strips receivable (I/O) is computed by applying present value factors to the investors expected cash flows compared to expected cash flows from the borrowers. I/Os are carried at fair value and unrealized losses or gains are recognized into income. I/Os are included in other assets on the balance sheet.

Stock Issuance:   In 2004, the Company offered 775,000 shares for sale at a price of $11.00. The offering expired July 31, 2004 with all shares sold pursuant to the offering.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation:   Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

	2004	2003	2002
Net income as reported	$1,665,779	$898,913	$1,135,784
Deduct: Stock-based compensation expense determined under fair value based method	141,356	615,346	144,784
Pro forma net income	$1,524,423	$283,567	$991,000
Basic earnings per share as reported	$0.57	$0.40	$0.62
Pro forma basic earnings per share	0.52	0.13	0.54
Diluted earnings per share as reported	0.53	0.38	0.59
Proforma diluted earnings per share	0.48	0.12	0.52

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2004	2003	2002
Risk-free interest rate	3.23%	3.82%	na
Expected option life	7 years	7 years	na
Dividend yield	0.0%	0.0%	na

The weighted average fair value of options granted during the year was $2.23 and $2.29 for 2004 and 2003. No options were granted during 2002.

Income Taxes:   Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.   Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Advertising Costs:   Advertising costs are generally charged to operations in the year incurred and totaled $34,832, $36,796, and $32,184 in 2004, 2003, and 2002.

Off-Balance Sheet Financial Instruments:   Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restrictions on Cash:   Cash on hand or on deposit with other banks of $19,000 and $50,000 was required to meet regulatory reserve and clearing requirements at year-end 2004 and 2003 respectively. These balances do not earn interest.

Dividend Restrictions:   Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to shareholders.

Comprehensive Income:   Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Fair Value of Financial Instruments:   Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Recently Issued accounting Standards:   The Financial Accounting Standards Board (FASB) recently issued new accounting on share-based payments (FAS 123R). The Accounting Standards Executive Committee issued a new accounting standard on purchased loans (Statement of Position 03-3).

FAS 123R addresses accounting for share-based payments, including the Company’s stock option plan. The Company will adopt FAS 123R in the first quarter 2006, as required by the standard. Compensation expense will be based on the fair value of options granted, determined at the date of grant, spread over the vesting or service period. Under previous rules, compensation expense was based on the intrinsic value of options granted. Previously reported net income and earnings per share will not be restated.

Management does not believe that any of the recently issued but not yet effective accounting standards, except for FAS 123R, will have a material effect on the Company’s financial position or results of operation.

Operating Segments:   While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications:   Some items in the prior year financial statements were reclassified to conform to the current presentation.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 2—SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
2004
U.S. Government agencies	$9,851,066	$5,226	$(111,961)
Mortgage-backed securities	8,458,863	996	(111,025)
Other	300,000	—	—
	$18,609,929	$6,222	$(222,986)
2003
U.S. Government agencies	$5,342,718	$812	$(135,679)
Mortgage-backed securities	6,087,219	1,280	(77,712)
Corporate debt securities	1,168,078	8,876	—
Other	300,000	—	—
	$12,898,015	$10,968	$(213,391)

Contractual maturities of debt securities at December 31, 2004 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right  to call or prepay obligations with or without prepayment penalties.

Fair
Value
Due after one through five years	$2,964,279
Due after five through ten years	6,402,201
Due after ten years	784,586
Mortgage-backed securities	8,458,863
$18,609,929

Gross gains of $33,246, $132,558, and $138,514 on sales of securities were recognized in 2004, 2003, and 2002. Securities carried at $7,432,652 and $6,819,171 at December 31, 2004 and 2003 were pledged to secure deposits and for other purposes as required or permitted by law.

Restricted equity securities consist of securities which are restricted as to transferability. These securities are recorded at cost.

	2004	2003
Federal Home Loan Bank stock	$241,300	$151,000
The Bankers Bank stock	79,591	79,591
	$320,891	$230,591

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 2—SECURITIES (Continued)

Securities with unrealized losses at year-end 2004 and 2003, and the length of time they have been in continuous loss positions are as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2004
U.S.Government agencies	$5,425,862	$48,673	$2,429,400	$63,288	$7,855,262	$111,961
Mortgage-backed securities	5,712,266	56,737	2,521,610	54,288	8,233,876	111,025
Total temporarily impaired	$11,138,128	$105,410	$4,951,010	$117,576	$16,089,138	$222,986
2003
U.S.Government agencies	$4,842,208	$135,679	$—	$—	$4,842,208	$135,679
Mortgage-backed securities	4,934,363	75,814	1,023,909	1,898	5,958,272	77,712
Total temporarily impaired	$9,776,571	$211,493	$1,023,909	$1,898	$10,800,480	$213,391

Unrealized losses on securities have not been recognized into income because the securities are backed by the U.S. government or its agencies, management has the  intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to increases in market interest rates. The fair value is expected to recover as the securities approach their maturity dates and/or market rates decline.

NOTE 3—LOANS

A summary of loans outstanding by category at December 31:

	2004	2003
Real estate:
Construction	$22,813,420	$10,385,560
1 to 4 family residential	15,963,115	13,520,263
Other	33,693,411	20,071,979
Commercial, financial and agricultural	139,798,535	87,907,572
Consumer	3,898,403	3,301,234
	216,166,884	135,186,608
Less: Allowance for loan losses	(2,841,360)	(1,999,870)
Net loans	$213,325,524	$133,186,738

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 3—LOANS (Continued)

Certain parties (principally executive officers and directors of the Bank including their related interests) were customers of, and had loans with the Bank in the ordinary course of business. These loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons. They did not involve more than the normal risk of collectibility or present other unfavorable features.

Loans to principal officers, directors, and their affiliates in  2004 were as follows.

2004
Beginning balance	$1,910,062
New loans	2,660,163
Effect of changes in related parties	—
Repayments	(885,648)
Ending balance	$3,684,577

NOTE 4—ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses were as follows:

	2004	2003	2002
Balance at beginning of year	$1,999,870	$1,102,871	$918,925
Provision charged to operating expenses	2,420,000	1,115,000	317,500
Loans charged off	(1,654,682)	(282,632)	(136,566)
Recoveries	76,172	64,631	3,012
Balance at end of year	$2,841,360	$1,999,870	$1,102,871
	2004	2003
Impaired loans were as follows:
Year-end loans with no allocated allowance for loan losses	$—	$—
Year-end loans with allocated allowance for loan losses	1,343,926	2,034,000
Total	$1,343,926	$2,034,000
Amount of the allowance for loan losses allocated	$202,000	$615,000
	2004	2003	2002
Average of impaired loans during the year	$1,430,000	$1,250,000	$539,000

The amount of interest income recognized for the time that these loans were impaired during 2004, 2003, and 2002 was not material to the financial statements.

	2004	2003	2002
Nonperforming loans were as follows:
Loans past due over 90 days still on accrual	$111,000	$308,000	$—
Nonaccrual loans	2,161,000	1,136,000	1,104,000

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 4—ALLOWANCE FOR LOAN LOSSES (Continued)

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 5—PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31, 2004 and 2003. Depreciation expense for 2004, 2003, and 2002 was $164,975, $131,023, and $89,327.

	2004	2003
Leasehold improvements	$271,637	$271,637
Furniture and equipment	820,534	719,368
	1,092,171	991,005
Less: Allowance for depreciation	483,401	318,426
	$608,770	$672,579

The Bank leases office space, furniture and equipment under operating leases. Rent expense recognized in 2004, 2003, and 2002 amounted to $225,661, $192,110, and $146,995. The remaining minimum lease payments related to the leases are as follows, before considering renewal options that generally are present.

2005	$185,952
2006	198,306
2007	202,218
2008	39,423
$625,899

NOTE 6—DEPOSITS

Time deposits greater than $100,000 amounted to $68,590,000 in 2004 and $48,342,000 in 2003.

At December 31, 2004, scheduled maturities of time deposits are as follows:

2005	$93,430,946
2006	33,385,783
2007	15,295,451
2008	854,308
2009	1,216,966

Deposits held at the Bank by directors, executive officers, and their related interests were approximately $8,250,000 and $9,856,000 at December 31, 2004 and 2003.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 7—ADVANCES FROM FEDERAL HOME LOAN BANK AND OTHER DEBT

The Federal Home Loan Bank (FHLB) of Cincinnati advances funds to the Bank with the requirement that the advances are secured by securities and qualifying loans, essentially home mortgages (1-4 family residential). The Bank has an available line of $2,600,000 with FHLB. To participate in this program, the Bank is required to be a member of the Federal Home Loan Bank and own stock in the FHLB. The Company has $241,300 of such stock at December 31, 2004 to satisfy this requirement.

At December 31, 2004, the Bank had received no advances from the FHLB and therefore had pledged no securities or qualifying loans.

The Bank has approximately $5,500,000 in available federal funds lines (or the equivalent thereof) with correspondent banks.

NOTE 8—INCOME TAXES

Income tax expense (benefit) recognized in each year is made up of current and deferred Federal and State tax amounts shown below:

	2004	2003	2002
Current Federal	$852,043	$—	$—
Current State	174,000	10,000	27,000
Deferred Federal	46,000	148,000	(562,000)
Deferred State	10,000	30,000	(115,000)
	$1,082,043	$188,000	$(650,000)

The tax effect of each type of temporary difference that results in net deferred tax assets and liabilities is as follows:

	2004	2003
Asset (liability)
Allowance for loan losses	$675,000	$557,000
Pre-opening costs, net of amortization	—	68,000
Net operating loss carryforward	—	29,000
Unrealized (gain) loss on securities	82,000	77,000
Depreciation	(85,000)	—
Other, net	(74,000)	(82,000)
	598,000	649,000
Less valuation allowance	—	—
Balance at end of year	$598,000	$649,000

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 8—INCOME TAXES (Continued)

A reconciliation of the amount computed by applying the federal statutory rate (34%) to pretax income with income tax expense (benefit) follows:

	2004	2003	2002
Tax expense at statutory rate	$934,000	$370,000	$165,000
Increase (decrease) in taxes resulting from
Change in valuation allowance for deferred tax assets	—	(237,000)	(838,000)
State income tax effect	120,000	48,000	33,000
Other	28,043	7,000	(10,000)
Income tax expense	$1,082,043	$188,000	$(650,000)

NOTE 9—COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in those particular financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial instruments whose contract amounts represent credit risk:

	2004		2003
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate
Commitments to extend credit	$4,014,000	$29,638,000	$2,605,000	$15,529,000
Standby letters of credit	—	2,139,000	—	1,558,000

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 6.75% to 7.375% and maturities ranging from 15 years to 30 years.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 9—COMMITMENTS AND CONTINGENCIES (Continued)

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. All letters of credit are due within one year or less of the original commitment date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Bank primarily serves customers located in Middle Tennessee. As such, the Bank’s loans, commitments and letters of credit have been granted to customers in that area. Concentration of credit by type of loan is presented in Note 3.

NOTE 10—EMPLOYEE BENEFITS

The Bank maintains a 401(k) plan for all employees who have satisfied the minimum age and service requirements. The Bank may make discretionary contributions and employees vest in employer contributions over five years. The Bank made no contributions to the plan during 2004, 2003, and 2002.

NOTE 11—REGULATORY MATTERS

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank are required to meet specific capital adequacy guidelines that involve quantitative measures of a bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Bank’s financial condition.

The Company and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  The risk-based guidelines are based on the assignment of risk weights to assets and off-balance sheet items depending on the level of credit risk associated with them.  In addition to minimum capital requirements, under the regulatory framework for prompt corrective action, regulatory agencies have specified certain ratios an institution must maintain to be considered “undercapitalized”, “adequately capitalized”, and “well capitalized”.  As of December 31, 2004 and 2003, the most recent notification from the Bank’s regulatory authority categorized the Company and the Bank as “well capitalized”.  There are no conditions or events since that notification that management believes have changed the Company and the Bank’s category.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 11—REGULATORY MATTERS

The Bank and the Company’s capital amounts and ratios at December 31, 2004 and 2003 are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	($ amounts in thousands)
2004
Total risk-based
Bank	$26,251	12.0%	$17,559	8.0%	$21,949	10.0%
Consolidated	$26,479	12.1%	$17,559	8.0%	$21,949	10.0%
Tier 1 to risk-based
Bank	$23,506	10.7%	$8,780	4.0%	$13,169	6.0%
Consolidated	$23,734	10.8%	$8,780	4.0%	$13,169	6.0%
Tier 1 leverage
Bank	$23,506	9.7%	$19,324	8.0%	$19,324	8.0%
Consolidated	$23,734	9.8%	$19,324	8.0%	$19,234	8.0%
2003
Total risk-based
Bank	$15,189	11.1%	$10,934	8.0%	$13,668	10.0%
Consolidated	$15,259	11.0%	$11,084	8.0%	$13,856	10.0%
Tier 1 to risk-based
Bank	$13,481	9.8%	$5,467	4.0%	$8,201	6.0%
Consolidated	$13,523	9.8%	$5,542	4.0%	$8,313	6.0%
Tier 1 leverage
Bank	$13,481	8.7%	$12,381	4.0%	$12,381	5.0%
Consolidated	$13,523	8.7%	$6,196	4.0%	$7,745	5.0%

NOTE 12—STOCK OPTIONS

The following is a summary of certain rights and provisions of the options the Company has issued. All options and the related strike price reflect the impact of the two-for-one stock split on December 31, 2003. All options expire ten years from the date of grant.

The original fourteen incorporators and members of the Board of Directors were granted an aggregate of 122,500 options to purchase shares at $5.00 per share in connection with organization activities. 10,000 options were exercised in 2002, leaving 112,500 options outstanding to purchase shares. Each of the 122,500 options were immediately vested on the date of grant.

In August, 2003, the Board of Directors approved an option plan for active directors and incorporators in recognition of their four years of service to the Bank without compensation. An aggregate of 320,000 options to purchase shares at a price of $10.50 per share were included in this plan. Each of the 320,000 options were immediately vested on the date of grant.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

Pursuant to employment agreements, executive officers received options equal to 14% of the shares sold in the original offering at an exercise price of $5.00 per share. Based on the initial sale of 1,817,440 shares, executive officer options totaled 254,440 and vest over three years. Of this total, 24,232 options were exercised and 12,116 options were forfeited in 2002, 2,000 options were exercised in 2004, leaving an outstanding balance of 216,092 options to purchase shares. In February 2003, three executive officers were granted 30,000 options each at an exercise price of $7.50 to vest over three years. In March 2004, three executive officers were granted 20,000 options each at an exercise price of $11.00. These options were immediately vested on the date of grant.

The Board of Directors has granted incentive options to various employees who are not executive officers. Incentive options are used for recruiting and retention purposes and to recognize performance. Employee incentive options include 13,000 options to purchase shares at $5.00 per share granted in 2000 and 2001. 5,000 options to purchase shares have been forfeited by former employees, 3,000 options were exercised on December 31, 2003, and 1,000 options were exercised in 2004. The remaining 4,000 are fully vested. 9,000 options to purchase shares at $7.50 per share were granted in March 2003. 31,000 options to purchase shares at $10.50 per share were granted in December 2003. Of these, 5,000 options were forfeited in 2004. All of these incentive options vest in two years.

A summary of the activity in the plan is as follows:

	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	785,592	$7.77	338,592	$5.00	387,940	$5.00
Granted	60,000	$11.00	450,000	9.84	—	—
Exercised	(3,000)	$5.00	(3,000)	5.00	(34,232)	5.00
Forfeited or expired	(5,000)	$10.50	—	—	(15,116)	5.00
Outstanding at end of year	837,592	$7.99	785,592	$7.77	338,592	$5.00
Options exercisable at year-end	757,592		655,592		290,127

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 12—STOCK OPTIONS (Continued)

Options outstanding at year-end 2004 were as follows:

	Outstanding		Exerciseable
Exercise Prices	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$ 5.00	332,592	5.0 years	332,592	$5.00
$ 7.50	99,000	8.0 years	34,500	$7.50
$10.50	346,000	8.7 years	330,500	$10.50
$11.00	60,000	9.0 years	60,000	$11.00
Outstanding at year-end	837,592		757,592	$7.99

NOTE 13—FAIR VALUES OF FINANCIAL INSTRUMENTS

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and due from financial institutions, federal funds sold and purchased, accrued interest receivable and payable, demand deposits, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issued. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. The fair value of off-balance-sheet loan commitments is considered nominal.

The estimated fair values of the Bank’s financial instruments at December 31, 2004 and 2003 were as follows:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and due from financial institutions	$3,837,569	$3,838,000	$5,224,477	$5,224,000
Federal funds sold	6,582,453	6,582,000	2,498,313	2,498,000
Securities available for sale	18,609,929	18,610,000	12,898,015	12,898,000
Loans, net	213,325,524	210,806,000	133,186,738	131,108,000
Accrued interest receivable	1,103,894	1,104,000	623,349	623,000
Restricted equity securities	320,891	321,000	230,591	231,000
Financial liabilities
Deposits	$221,393,693	$221,621,000	$142,293,327	$142,335,000
Accrued interest payable	444,857	445,000	168,807	169,000

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 14—EMPLOYMENT AGREEMENTS

On July 20, 2004, the Bank entered into two-year automatically renewable employment agreements with three executive officers.  In the event of a change in control of the Bank, or an officer is terminated without cause, the Bank has an obligation to pay three times the officer’s annual salary and bonus which combined is not to be less than the previous year’s salary and bonus.

NOTE 15—SHAREHOLDERS’ EQUITY

The Company’s charter authorizes 1,000,000 shares of preferred stock, no par value. Shares of the preferred stock may be issued from time to time in one or more series, each such series to be so designated as to distinguish the shares from the shares of all other series and classes. The Board of Directors has the authority to divide any or all classes of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series so established. The Board currently has no intent to issue such preferred stock.

The Company’s charter authorizes 5,000,000 shares of common stock at a $.50 par value (after two-for-one stock split). A two-for-one stock split was distributed to shareholders of record on December 31, 2004 resulting in the issuance of 1,230,337 shares of common stock. The stock split increased the number of outstanding shares of Common Stock to 2,460,674 and reduced the par value per share to $0.50. Share data and all relevant portions of the presented financial statements and notes have been adjusted to reflect the stock split.

In January 2000, 1,819,440 common shares were issued at $5.00 per share. In December 2002, 166,656 common shares were issued at $7.50 per share and 34,232 common shares were purchased through the exercise of stock options. In June through August 2003, 437,346 common shares were issued at $9.00 per share and 3,000 common shares were purchased through the exercise of stock options. In March through August 2004, 775,000 common shares were issued at $11.00 per share and 3,000 common shares were purchased through the exercise of stock options. At December 31, 2004, 3,238,674 common shares are outstanding.

NOTE 16—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Tennessee Commerce Bancorp, Inc. follows.

CONDENSED BALANCE SHEETS
December 31

	2004	2003
ASSETS
Cash and cash equivalents	$226,986	$41,533
Investment in banking subsidiary	23,372,681	13,356,651
Total assets	$23,599,667	$13,398,184
LIABILITIES AND EQUITY
Shareholders’ equity	$23,599,667	$13,398,184

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 16—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME

Years ended December 31

	2004	2003	2002
Non interest expense	$(34,547)	$(8,468)	$—
Income (loss) before income tax and undistributed subsidiary income	(34,547)	(8,468)	—
Equity in undistributed subsidiary income	1,700,326	907,381	1,135,784
Net income	$1,665,779	$898,913	$1,135,784

CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31

	2004	2003	2002
Cash flows from operating activities
Net income	$1,665,779	$898,913	$1,135,784
Adjustments:
Equity in undistributed subsidiary income	(1,700,326)	(907,381)	(1,135,784)
Net cash from operating activities	(34,547)	(8,468)	—
Cash flows from investing activities
Investments in subsidiaries	(8,324,595)	(3,957,413)	(1,371,080)
Net cash from investing activities	(8,324,595)	(3,957,413)	(1,371,080)
Cash flows from financing activities
Proceeds from stock issue	8,525,000	3,936,114	1,249,920
Proceeds from exercise of stock options	19,595	21,300	171,160
Net cash from financing activities	8,544,595	3,957,414	1,421,080
Net change in cash and cash equivalents	185,453	(8,467)	50,000
Beginning cash and cash equivalents	41,533	50,000	—
Ending cash and cash equivalents	$226,986	$41,533	$50,000

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE 17—EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

	2004	2003	2002
Basic
Net income	$1,665,779	$898,913	$1,135,784
Weighted average common shares outstanding	2,933,818	2,253,928	1,841,378
Basic earnings per common share	$0.57	$0.40	$0.62
Diluted
Net income	$1,665,779	$898,913	$1,135,784
Weighted average common shares outstanding for basic earnings per common share	2,933,818	2,253,928	1,841,378
Add: Dilutive effects of assumed exercises of stock options	232,976	125,933	69,648
Average shares and dilutive potential common shares	3,166,794	2,379,861	1,911,026
Diluted earnings per common share	$0.53	$0.38	$0.59

No options were antidilutive for 2004, 2003 and 2002.

NOTE 18—TRUST PREFERRED SECURITIES

In March 2005, the Company formed a financing subsidiary, Tennessee Commerce Statutory Trust I, a Delaware statutory trust (the Trust). In March 2005, the Trust issued and sold 8,000 of the Trust’s Fixed/Floating rate capital securities, with a liquidation amount of $1,000 per capital security, to First Tennessee Bank National Association. At the same time, the Company issued to the Trust $8,000,000 of Fixed/Floating rate junior subordinated deferrable interest debentures due 2035. The debentures pay a fixed rate of 6.73% payable quarterly for the first five years and a floating rate based on a 3 month Libor rate plus 1.98% thereafter.

The Company will report as liabilities the subordinated debentures issued by the Company and held by the Trust.

ITEM 14.         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.         FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements	All other schedules are omitted because of the absence of conditions under which they are required or because the required information is shown in the financial statements or notes thereto.

(b)	Exhibit No.	Description
	2.1	Articles of Share Exchange of Tennessee Commerce Bank and Tennessee Commerce Bancorp, Inc.*
	2.2	Plan of Share Exchange of Tennessee Commerce Bank and Tennessee Commerce Bancorp, Inc.*
	3.1	Charter of Tennessee Commerce Bancorp, Inc.*
	3.2	Bylaws of Tennessee Commerce Bancorp, Inc.*
	4.1	Shareholders’ Agreement*
	10.1	Tennessee Commerce Bancorp, Inc. Stock Option Plan—Employees*
	10.2	Tennessee Commerce Bancorp, Inc. 1999 Stock Option—Directors*
	10.3	Tennessee Commerce Bancorp, Inc. 1999 Stock Option—Incorporators*
	10.4	Tennessee commerce Bancorp, Inc. 2003 Stock Option—Directors*
	10.5	Tennessee Commerce Bancorp, Inc. 1999 Stock Option Agreement with Arthur F. Helf*
	10.6	Tennessee Commerce Bancorp, Inc. 1999 Stock Option Agreement with Michael R. Sapp*
	10.7	Tennessee Commerce Bancorp, Inc. 1999 Stock Option Agreement with H. Lamar Cox*
	10.8	Employment Agreement between Tennessee Commerce Bancorp, Inc. and Arthur F. Helf*
	10.9	Employment Agreement between Tennessee Commerce Bancorp, Inc. and Michael R. Sapp*
	10.10	Employment Agreement between Tennessee Commerce Bancorp, Inc. and H. Lamar Cox*
	11.1	Computation of Per Share Earnings*
	21.1	Subsidiaries*

*                    Previously filed as an Exhibit to Tennessee Commerce Bancorp, Inc.’s Form 10 as filed with the Securities and Exchange Commission on April 29, 2005.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TENNESSEE COMMERCE BANCORP, INC.
Date: August 5, 2005	By:	/s/ ARTHUR F. HELF
Arthur F. Helf
Chairman and Chief Executive Officer